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Exhibit 99.1

MANAGEMENT
INFORMATION CIRCULAR

INVITATION TO SHAREHOLDERS

Dear Shareholder:

On behalf of the Board of Directors, management and employees of Celestica, it is our pleasure to invite you to join us at Celestica's Annual and Special Meeting of Shareholders to be held on April 21, 2005 at 10:00 a.m. in Ballroom A of the Hotel Intercontinental, 225 Front Street West, Toronto, Ontario.

The items of business to be considered and voted upon by shareholders at this meeting are described in the Notice of Annual and Special Meeting and the accompanying Management Information Circular.

You may find further information concerning the Corporation on our website: www.celestica.com. We encourage you to visit our website before attending the meeting, as it provides useful information regarding Celestica.

Your participation at this meeting is important. We encourage you to exercise your right to vote, which can easily be done by following the instructions provided in the Management Information Circular and Form of Proxy.

Stephen Delaney, Chief Executive Officer, and Anthony Puppi, Chief Financial Officer, will provide a report on Celestica's affairs. You will also have the opportunity to ask questions and to meet Celestica's Board of Directors and executives.

Yours sincerely,

Robert L. Crandall Chairman of the Board	Stephen Delaney Chief Executive Officer

Your Vote Is Important

Registered Shareholders

You will have received a form of proxy from Celestica's transfer agent, Computershare Trust Company of Canada. Complete, sign and mail your form of proxy in the envelope provided or follow the instructions provided on the form of proxy to vote by telephone or the internet. To vote in person at the meeting, see "How Do I Exercise My Vote (and by When)?" on page 2 of the Circular.

Non-Registered Shareholders

Your shares are held in the name of a nominee (securities broker, trustee or other financial institution). You will have received a request for voting instructions from your broker. Follow the instructions on your Voting Instruction Form to vote by telephone or Internet, or complete, sign and mail the Voting Instruction Form in the envelope provided. To vote in person at the meeting, see "How Do I Vote if I Am a Non-Registered Shareholder" on page 3 of the Circular.

TABLE OF CONTENTS

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF CELESTICA	i
MANAGEMENT INFORMATION CIRCULAR	1
Questions and Answers On Voting and Proxies	1
Principal Holders of Voting Shares	4
Agreement for the Benefit of Holders of Subordinate Voting Shares	5
Information Relating to Our Directors	5
Election of Directors	5
Directors' Compensation	9
Attendance of Directors at Board and Committee Meetings	11
Information About Our Auditor	12
Information about the Option Exchange Program and Long-Term Incentive Plan Amendments	13
Report on Executive Compensation	17
Report on the Chief Executive Officer's Compensation	23
Executive Compensation	25
Compensation of Named Executive Officers	25
Indebtedness of Directors and Officers	31
Directors' and Officers' Indemnification and Liability Insurance	32
Interest of Informed Persons in Certain Transactions	32
Corporate Governance Practices	33
Statement of Corporate Governance	33
Performance Graph	34
Other Matters	34
Requests for Documents	34
Certificate	35
Schedule A	A-1
Schedule B	B-1

NOTICE OF ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS OF CELESTICA

The Annual and Special Meeting (the "Meeting") of shareholders of CELESTICA INC. (the "Corporation") will be held in Ballroom A of the Hotel Intercontinental, 225 Front Street West, Toronto, Ontario, on Thursday, the 21st day of April, 2005, at 10:00 a.m. (EST) for the following purposes:

  •
  to receive and consider the financial statements of the Corporation for its financial year ended December 31, 2004, together with the report of the auditors thereon;

  •
  to elect directors for the ensuing year;

  •
  to appoint auditors for the ensuing year and authorize the directors to fix the auditors' remuneration;

  •
  to authorize the exchange of certain options issued to employees under the Corporation's equity incentive plans for cash payments and certain amendments to the Corporation's Long-Term Incentive Plan that are conditional on the option exchange; and

  •
  to transact such other business as may properly be brought before the Meeting and any adjournment or postponement thereof.

Shareholders are invited to vote by completing, signing, dating and returning the accompanying form of proxy by mail or by following the instructions for voting by telephone or over the Internet in the accompanying form of proxy, whether or not they are able to attend personally.

Only shareholders of record at the close of business on March 14, 2005 will be entitled to vote at the Meeting, except to the extent that a shareholder of record has transferred any shares after that date and the transferee of such shares establishes proper ownership and requests not later than 10 days before the Meeting that the transferee's name be included in the list of shareholders entitled to vote at the Meeting.

DATED at Toronto, Ontario this
4th day of March, 2005.

By Order of the Board of Directors

Elizabeth L. DelBianco
Senior Vice President, Chief Legal Officer
and Corporate Secretary

i

CELESTICA INC.
1150 Eglinton Avenue East
Toronto, Ontario, Canada M3C 1H7

MANAGEMENT INFORMATION CIRCULAR

In this Management Information Circular (the "Circular"), all information is given as of February 21, 2005 and all dollar amounts are expressed in United States dollars, except where stated otherwise. Unless stated otherwise, all references to "US$" or "$" are to US dollars and all references to "C$" are to Canadian dollars. Unless otherwise indicated, any reference in this Circular to a conversion between US$ and C$ is a conversion at the average of the exchange rates in effect for 2004. During that period, based on the relevant 2004 noon buying rates in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York, the average exchange rate was US $1.00 = C$1.3017.

QUESTIONS AND ANSWERS ON VOTING AND PROXIES

Q.
WHAT DECISIONS WILL I BE ASKED TO MAKE?

A.
Shareholders will be voting on three resolutions: the election of each individual director to the Board of Celestica for 2005; the appointment of an auditor for Celestica for 2005 and authorization of the Board to fix the auditor's remuneration; and the authorization of the exchange for cash of all options exercisable at or over US$30.00 or C$40.00, subject to certain exceptions along with the authorization of certain amendments to the Corporation's Long-Term Incentive Plan that are conditional on the option exchange, as outlined on page 16 of this Circular. The Board of Celestica and management recommends that you vote in favour of all three of the resolutions.

Q.
WHO IS SOLICITING MY PROXY?

A.
Celestica's management is soliciting your proxy. All associated costs of solicitation will be borne by Celestica. The solicitation will be primarily by mail, but proxies may also be solicited personally by regular employees of the Corporation for which no additional compensation will be paid. The Corporation has retained the services of Georgeson Shareholder Communication Canada, Inc. ("Georgeson") for the solicitation of proxies in Canada and the United States. Georgeson's services are estimated to cost $32,000. Celestica anticipates that copies of this Circular and accompanying proxy will be sent to shareholders on or about March 21, 2005.

Q.
WHO IS ENTITLED TO VOTE?

A.
The holders of Subordinate Voting Shares or Multiple Voting Shares as at the close of business on March 14, 2005 or their duly appointed representatives are entitled to vote.

  As at February 21, 2005, 195,304,563 Subordinate Voting Shares (which carry one vote per share and represent approximately 20.7% of the voting power of Celestica's securities) and 29,851,630 Multiple Voting Shares (which carry 25 votes per share and represent 79.3% of the voting power of Celestica's securities) were issued and outstanding and are entitled to be voted at the meeting.

Q.
HOW DO I EXERCISE MY VOTE (AND BY WHEN)?

A.
You may exercise your right to vote by attending and voting your shares in person at the Meeting, by mailing in the attached form of proxy or by voting by telephone or internet.

  If you vote your shares in person, your vote will be taken and counted at the Meeting. Non-registered shareholders should refer to How Do I Vote If I Am a Non-Registered Shareholder? on page 3 of this Circular.

  If you choose to vote your shares using the form of proxy, your proxy form must be received by Celestica's registrar and transfer agent, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, not later than 5:00 p.m. (EST) on April 20, 2005. If the Meeting is adjourned or postponed, Computershare must receive the form of proxy at least 24 hours, excluding Saturdays, Sundays and holidays, before the rescheduled Meeting. Alternatively, the form of proxy may be given to the Chairman of the Meeting at which the form of proxy is to be used.

  If you choose to vote your shares by telephone or internet, your vote must be received no later than 5:00 p.m. (Toronto time) on Wednesday, April 20, 2005.

Q.
WHAT IF I SIGN THE FORM OF PROXY ENCLOSED WITH THIS CIRCULAR?

A.
Signing the form of proxy gives authority to Mr. Robert L. Crandall or Mr. Stephen W. Delaney to vote your shares at the meeting, unless you give authority to another person to vote your shares by providing that person's name on the form of proxy.

Q.
CAN I APPOINT SOMEONE OTHER THAN THESE PERSONS TO VOTE MY SHARES AT THE MEETING?

A.
Yes. Write the name of the person of your choice in the blank space provided in the form of proxy. The person whom you choose need not be a shareholder.

  Please ensure that the person you have appointed is attending the meeting and is aware that he or she will be voting your shares. Proxyholders should speak to a representative of Computershare upon arriving at the meeting.

Q.
HOW WILL MY SHARES BE VOTED IF I GIVE MY PROXY?

A.
The persons named in the form of proxy must vote or withhold from voting your shares in accordance with your instructions on the form of proxy. In the absence of such directions and unless you specify a person other than Mr. Crandall or Mr. Delaney to vote your shares, your shares will be voted in favour of the election to Celestica's Board of the nominees proposed by management, as described in this Circular, in favour of the appointment of KPMG LLP as Celestica's auditor for 2005 and in favour of the resolution authorizing the exchange of options for cash, as described.

Q.
IF I CHANGE MY MIND, CAN I TAKE BACK MY PROXY ONCE I HAVE GIVEN IT?

A.
Yes, you may revoke any proxy that you have given at any time prior to its use at the Meeting for which it was given or any adjournment or postponement thereof. In addition to revocation in any other manner permitted by law, you may revoke the proxy by preparing a written statement, signed by you or your attorney as authorized, or if the proxy is given on behalf of a corporation, by a duly authorized officer or attorney of such corporation, and deposited at the office of Computershare at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting prior to the proxy being voted.

  Note that your participation in person in a vote by ballot at the Meeting will automatically revoke any proxy previously given by you regarding business considered by that vote.

Q.
WHAT IF AMENDMENTS ARE MADE TO THESE MATTERS OR IF OTHER MATTERS ARE BROUGHT BEFORE THE MEETING?

A.
The accompanying form of proxy confers discretionary authority upon the proxy nominees in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

  As of the date of this Circular, Celestica's management was not aware of any such amendments, variations or other matters to come before the Meeting. However, if any amendments, variations or other matters which are not now known to management should properly come before the Meeting or any adjournment(s) or postponement(s) thereof, the shares represented by proxies in favour of the management nominees will be voted on such matters in accordance with the best judgment of the proxy nominees.

Q.
HOW WILL THE VOTES BE COUNTED?

A.
Each question brought before the meeting is determined by a majority of the votes cast on the question by both Subordinate Voting Shareholders and Multiple Voting Shareholders voting as a single class. Persons who are considered insiders of the Corporation and interested parties will not be entitled to vote on the resolution set out in Schedule A.

Q.
HOW DO I VOTE IF I AM A NON-REGISTERED SHAREHOLDER?

A.
The form of proxy provided with this Circular will indicate whether or not you are a registered shareholder. Non-registered shareholders hold their shares through intermediaries, such as banks, trust companies, securities dealers or brokers. If you are a non-registered shareholder, the intermediary holding your shares should provide a voting instruction form which you must complete and sign. This form will constitute voting instructions which the intermediary must follow.

  Alternatively, the intermediary may provide you a signed form of proxy. In this case, you do not need to sign the form of proxy, but should complete it and forward it directly to Computershare.

  Should you, as a non-registered shareholder, wish to attend the Meeting and vote your shares in person, or have another person attend and vote your shares on your behalf, you should fill your own name, or the name of your appointee, in the space provided on the form of proxy. An intermediary's voting instruction form will likely provide corresponding instructions to cast your vote in person. In either case, you should carefully follow the instructions provided by the intermediary and contact the intermediary promptly if you require assistance.

  If you vote by mail and would subsequently like to change your vote (whether by revoking a voting instruction or by revoking a proxy), you should contact the intermediary to discuss whether this is possible and what procedures you should follow.

Q.
HOW CAN I CONTACT THE INDEPENDENT DIRECTORS AND NON-EXECUTIVE CHAIRMAN?

A.
You may contact the independent directors, including the independent Chairman of Celestica, with the assistance of Celestica Investor Relations. Shareholders or other interested persons can send a letter, e-mail or fax c/o Celestica Investor Relations at the following coordinates:

  Celestica Investor Relations
  1150 Eglinton Avenue East
  Toronto, ON M3C 1H7
  Phone: 416-448-2211
  Fax: 416-448-2280
  E-mail: contactus@celestica.com

Q.
WHO SHOULD I CONTACT IF I HAVE QUESTIONS CONCERNING THE CIRCULAR OR FORM OF PROXY?

A.
If you have questions concerning the information contained in this Circular or require assistance in completing the proxy form you may contact Georgeson Shareholder Communications Canada, Inc. at 1-877-288-4803 for service in English or French.

Q.
HOW CAN I CONTACT THE TRANSFER AGENT?

A.
You may contact the transfer agent by mail:

  Computershare Trust Company of Canada
  100 University Avenue
  9th Floor
  Toronto, Ontario M5J 2Y1

  or by telephone:
  within Canada and the United States
  1-800-564-6253
  all other countries
  514-982-7555

PRINCIPAL HOLDERS OF VOTING SHARES

As of February 21, 2005, the only persons or corporations who, to the knowledge of the Corporation, its directors or officers, own beneficially, directly or indirectly, or exercise control or direction over, in excess of 10% of any class of the voting securities of the Corporation are as follows:

Name of Beneficial Owner(1)	Type of Ownership	Number of Shares	Percentage of Class	Percentage of All Equity Shares	Percentage of Voting Power

Onex Corporation(2) Toronto, Ontario	Direct and Indirect	29,851,630 Multiple Voting Shares	100%	13.26%	79.3%

		2,925,643 Subordinate Voting Shares	1.5%	1.3%	*

Gerald W. Schwartz(3) Toronto, Ontario	Direct and Indirect	29,851,630 Multiple Voting Shares	100%	13.26%	79.3%

		3,114,387 Subordinate Voting Shares	1.6%	1.4%	*

*
Less than 1%.

(1)
As used in this table, "beneficial ownership" means sole or shared power to vote or direct the voting of the security, or the sole or shared investment power with respect to a security (i.e., the power to dispose, or direct a disposition, of a security). A person is deemed at any date to have "beneficial ownership" of any security that such person has a right to acquire within 60 days of such date. More than one person may be deemed to have beneficial ownership of the same securities.

(2)
Includes 2,421,638 Multiple Voting Shares held by wholly-owned subsidiaries of Onex Corporation ("Onex"), 917,361 Subordinate Voting Shares held in trust for Celestica Employee Nominee Corporation as agent for and on behalf of certain executives and employees of Celestica pursuant to certain of Celestica's employee share purchase and option plans, 33,755 Subordinate Voting Shares representing an undivided interest of approximately 10.2% in 330,872 Subordinate Voting Shares, and 225,376 Subordinate Voting Shares directly or indirectly held by certain officers of Onex which Onex has the right to vote. Of these shares 1,757,467 Subordinate Voting Shares may be delivered, at the option of Onex or certain persons related to Onex, to satisfy the obligations of such persons under equity forward agreements. If an equity forward agreement is settled and Onex does not elect to satisfy its obligations in cash rather than delivering Subordinate Voting Shares, if Onex does not hold a sufficient number of Subordinate Voting Shares to satisfy its obligations, the requisite number of Multiple Voting Shares held by such person will immediately be converted into Subordinate Voting Shares, which will be delivered to satisfy such obligations. On February 16, 2005, subsidiaries of Onex redeemed their previously disclosed exchangeable debentures due 2025, which were issued in 2000, and delivered 9,214,320 Subordinate Voting Shares to debentureholders in connection with the redemption. Onex converted 9,214,320 Multiple Voting Shares into Subordinate Voting Shares in January 2005 to facilitate the redemption.

(3)
Includes 188,744 Subordinate Voting Shares owned by a company controlled by Mr. Schwartz and all of the shares of Celestica beneficially owned by Onex Corporation, or in respect of which Onex Corporation exercises control or direction, of which 1,077,500 Subordinate Voting Shares are subject to options granted to Mr. Schwartz pursuant to certain management investment plans of Onex Corporation. Mr. Schwartz is a director of Celestica and the Chairman of the Board, President and Chief Executive Officer of Onex Corporation, and controls Onex Corporation through his ownership of shares with a majority of the voting rights attaching to all shares of Onex Corporation. Accordingly, Mr. Schwartz may be deemed to be the beneficial owner of the Celestica shares owned by Onex Corporation.

Agreement for the Benefit of Holders of Subordinate Voting Shares

Onex Corporation, which, directly or indirectly, owns all of the outstanding Multiple Voting Shares, has entered into an agreement with Computershare, as trustee for the benefit of the holders of the Subordinate Voting Shares, which has the effect of preventing transactions that otherwise would deprive the holders of Subordinate Voting Shares of rights under applicable provincial take-over bid legislation to which they would be entitled in the event of a take-over bid for the Multiple Voting Shares if the Multiple Voting Shares were Subordinate Voting Shares.

INFORMATION RELATING TO OUR DIRECTORS

Election of Directors

The seven individuals listed below are being recommended for election as directors of the Corporation. If elected, they will hold office until the next annual meeting of shareholders or until their successors are elected or appointed. All of the proposed nominees are now directors of the Corporation. The Articles of the Corporation provide for a minimum of three and a maximum of 20 directors. The Board of Directors of the Corporation (the "Board of Directors") has the authority to set the number of directors of the Corporation to be elected at the Meeting and has set that number at seven.

Unless authority to do so is withheld, proxies given pursuant to this solicitation by the management of the Corporation will be voted in favour of each of the proposed nominees for election as directors. Management of the Corporation does not contemplate that any of the nominees will be unable, or for any reason unwilling, to serve as a director, but if that should occur for any reason prior to their election, the proxy nominees may, in their discretion, nominate and vote for another nominee.

There are no contracts, arrangements or understandings between any director or executive officer or any other person pursuant to which any of the nominees has been nominated.

The following table sets out certain information with respect to the nominees, including their municipalities of residence; their ages and the year from which each has continually served as a director of the Corporation; all positions and offices held by them with the Corporation; their principal occupations or employment during the past five years; the other corporations of which they are directors; and the number of shares, options, deferred share units ("DSUs") and restricted share units ("RSUs") beneficially owned, directly or indirectly. For a description of the DSUs and RSUs, see Directors' Compensation and Report on Executive Compensation, respectively. Options were awarded to directors under the directors' option program, which was discontinued in 2004.

			Beneficially Owned Subordinate Voting Shares Directly or Indirectly(2)
Nominee for Election as Director	Age	Director Since	Subordinate Voting Shares(1)	Options(7)	Deferred Share Units	Restricted Share Units

Robert L. Crandall(3)(4)(5)(6) Dallas, Texas	69	1998	20,000	130,000(9)	38,186	62,500
	Additional Information:		Mr. Crandall also holds 15,130 Liquid Yield Option Notes. TM(1)(8)
	Changes in Shareholdings During 2004:		Mr. Crandall was awarded 10,000 Options and 8,580 Deferred Share Units. There were no other changes.
	Mr. Crandall has been Chairman of the Board of Directors of Celestica since January 2004. He is the retired Chairman of the Board and Chief Executive Officer of AMR Corporation / American Airlines Inc. Mr. Crandall currently serves on the boards of Anixter International Inc., the Halliburton Company, and i2 Technologies Inc., each of which is a public corporation, and Air Cell, Inc. He is involved with a number of private companies and is also a member of the Federal Aviation Administration Management Advisory Committee. Mr. Crandall holds a Bachelor of Science degree from the University of Rhode Island and a Master of Business Administration degree from the Wharton School of the University of Pennsylvania.

William Etherington(4)(5)(6) Toronto, Ontario	63	2001	10,000	35,000(10)	15,220	Nil
	Changes in Shareholdings During 2004:		Mr. Etherington was awarded 5,000 Options and 5,832 Deferred Share Units. There were no other changes.
	William A. Etherington is a director and the Non-Executive Chairman of the Board of the Canadian Imperial Bank of Commerce, a public corporation. He also serves on the boards of Dofasco Inc, MDS Inc., which are public corporations, and The Relizon Company (a private equities firm), and is a member of the President's Council, The University of Western Ontario. Mr. Etherington is the former Senior Vice President and Group Executive, Sales and Distribution, IBM Corporation, and Chairman, President and Chief Executive Officer of IBM World Trade Corporation. After joining IBM Canada in 1964, he ran successively larger portions of the company's business in Canada, Latin America, Europe and from the corporate office in Armonk, New York, retiring from IBM with over 37 years of service. Mr. Etherington holds a Bachelor of Science degree in Electrical Engineering and a Doctor of Laws (Hon.) from the University of Western Ontario.

Richard S. Love(6) Los Altos Hills, California	67	1998	5,000	120,000(11)	5,094	Nil
	Changes in Shareholdings During 2004:		Mr. Love was awarded 5,000 Options and 3,052 Deferred Share Units. There were no other changes.
	Mr. Love is a former Vice President of Hewlett-Packard and a former General Manager of the Computer Order Fulfillment and Manufacturing Group for Hewlett-Packard's Computer Systems Organization. From 1962 until 1997, he held positions of increasing responsibility with Hewlett-Packard, becoming Vice President in 1992. He is a former director of HMT Technology Corporation (electronics manufacturing) and the Information Technology Industry Council. Mr. Love holds a Bachelor of Science degree in Business Administration and Technology from Oregon State University, and a Master of Business Administration degree from Fairleigh Dickinson University.

Anthony R. Melman(3) Toronto, Ontario	57	1996	450,000(12)	Nil	Nil	Nil
	Changes in Shareholdings During 2004:		Dr. Melman's shareholdings in Celestica did not change during 2004.
	Dr. Melman is Managing Director of Onex, a public corporation. Dr. Melman joined Onex Corporation in 1984. He serves on the boards of various Onex subsidiaries. From 1977 to 1984, Dr. Melman was Senior Vice President of Canadian Imperial Bank of Commerce in charge of worldwide merchant banking, project financing, acquisitions and other specialized financing activities. Prior to emigrating to Canada in 1977, he had extensive merchant banking experience in South Africa and the U.K. Dr. Melman is also a director of The Baycrest Centre Foundation, The Baycrest Centre for Geriatric Care, the University of Toronto Asset Management Corporation, and a member of the Board of Governors of Mount Sinai Hospital. He is also Chair of Fundraising for the Pediatric Oncology Group of Ontario (POGO). Dr. Melman holds a Bachelor of Science degree in Chemical Engineering from the University of The Witwatersrand, a Master of Business Administration (gold medallist) from the University of Cape Town and a Ph.D. in Finance from the University of The Witwatersrand.

Gerald W. Schwartz Toronto, Ontario	63	1998	3,114,387(13)	Nil	Nil	Nil
	Additional Information:		Mr. Schwartz is also the indirect beneficial owner of 29,851,630(13) Multiple Voting Shares.
	Changes in Shareholdings During 2004:		Mr. Schwartz's shareholdings in Celestica did not change during 2004.
	Mr. Schwartz is the Chairman of the Board, President and Chief Executive Officer of Onex Corporation. Prior to founding Onex in 1983, Mr. Schwartz was a co-founder (in 1977) of what is now CanWest Global Communications Corp. He is a director of Onex, The Bank of Nova Scotia and Indigo Books & Music Inc., each of which is a public corporation, and Phoenix Entertainment Corp. Mr. Schwartz is also Vice Chairman and a member of the Executive Committee of Mount Sinai Hospital, Chairman of the Canadian Friends of Simon Weisenthal Center and is a director, governor or trustee of a number of other organizations, including Junior Achievement of Toronto, Canadian Council of Christians and Jews, and The Simon Wiesenthal Center. He holds a Bachelor of Commerce degree and a Bachelor of Laws degree from the University of Manitoba, a Master of Business Administration degree from the Harvard University Graduate School of Business Administration and a Doctor of Laws (Hon.) from St. Francis Xavier University.

Charles W. Szuluk(5) Vero Beach, Florida	62	2003	Nil	25,000(14)	4,730	Nil
	Changes in Shareholdings During 2004:		Mr. Szuluk was awarded 5,000 Options and 2,578 Deferred Share Units. There were no other changes.
	Mr. Szuluk is formerly an officer of Ford Motor Company, was President of Visteon Automotive Systems, and a former Group Vice President. From 1988 until 1999, he held positions of increasing responsibility with Ford, including General Manager, Electronics Division, and Vice President, Process Leadership and Information Systems. He retired from Ford in 1999. Prior to joining Ford, he spent 24 years with IBM Corporation in a variety of management and executive management positions. Mr. Szuluk holds a Bachelor of Science degree in Chemical Engineering from the University of Massachusetts and attended Union College of New York in Advanced Graduate Studies.

Don Tapscott(4)(5)(6) Toronto, Ontario	57	1998	3,700	113,000(15)	35,368	Nil
	Changes in Shareholdings During 2004:		Mr. Tapscott was awarded 5,000 Options and 5,048 Deferred Share Units. He also purchased 3,700 Subordinate Voting Shares in February 2005. There were no other changes.
	Mr. Tapscott is an internationally respected authority, consultant and speaker on business strategy and organizational transformation and the author of several widely-read books on the application of technology in business. Mr. Tapscott is Chief Executive Officer of New Paradigm Learning Corporation, a business strategy and education company he founded in 1992, and an adjunct Professor of Management at the University of Toronto's Joseph L. Rotman School of Management. He is also a founding member of the Business and Economic Roundtable on Addiction and Mental Health, and a fellow of the World Economic Forum. He holds a Bachelor of Science degree in Psychology and Statistics, and a Master of Education degree, specializing in Research Methodology, as well as a Doctor of Laws (Hon.) from the University of Alberta.

(1)
Information as to shares beneficially owned, shares over which control or direction is exercised, or Liquid Yield Option NotesTM is not within Celestica's knowledge and therefore has been provided by each nominee.

(2)
As used in this table, "beneficial ownership" means sole or shared power to vote or direct the voting of the security, or the sole or shared investment power with respect to a security (i.e., the power to dispose, or direct a disposition, of a security). Shares subject to options granted to the individuals named above have been included as owned beneficially, whether or not such options are currently vested. Certain shares subject to options granted pursuant to management investment plans of Onex are included as owned beneficially by named individuals although the exercise of these options is subject to Onex meeting certain financial targets. More than one person may be deemed to have beneficial ownership of the same securities.

(3)
Member of the Corporation's Executive Committee.

(4)
Member of the Corporation's Audit Committee.

(5)
Member of the Corporation's Compensation Committee. Dr. Melman was a member of this committee during 2004, but was no longer a member as of January 2005.

(6)
Member of the Corporation's Nominating and Corporate Governance Committee. Dr. Melman was a member of this committee during 2004, but was no longer a member as of January 2005.

(7)
Subordinate Voting Shares subject to exercisable options.

(8)
Each Liquid Yield Option™ Note is convertible into 5.6748 Subordinate Voting Shares at the option of the holder.

(9)
Exercisable at prices between $8.75 and $48.69.

(10)
Exercisable at prices between $10.62 and $35.95.

(11)
Exercisable at prices between $8.75 and $48.69.

(12)
Includes 274,588 Subordinate Voting Shares owned by Onex which are subject to options granted to Dr. Melman pursuant to certain management investment plans of Onex.

(13)
Includes 188,744 Subordinate Voting Shares owned by a company controlled by Mr. Schwartz and all of the shares of Celestica beneficially owned by Onex or in respect of which Onex Corporation exercises control or direction, of which 1,077,500 Subordinate Voting Shares are subject to options granted to Mr. Schwartz pursuant to certain management investment plans of Onex. Mr. Schwartz is the Chairman of the Board, President and Chief Executive Officer of Onex, and controls Onex through his ownership of shares with a majority of the voting rights attaching to all shares of Onex. Accordingly, Mr. Schwartz may be deemed to be the beneficial owner of shares of Celestica owned by Onex.

(14)
Exercisable at prices between $10.62 and $18.25.

(15)
Exercisable at prices between $8.75 and C$72.60.

Directors' Compensation

Director compensation is set by the Board on the recommendation of the Compensation Committee and in accordance with director compensation guidelines established by the Nominating and Corporate Governance Committee. Under these guidelines, the Board seeks to maintain director compensation at a level which is competitive with director compensation at comparable companies. The guidelines also contemplate that at least half of the directors' compensation be paid in Celestica's Deferred Share Units ("DSUs"). Each DSU represents the right to receive one Subordinate Voting Share when the director ceases to be a director.

In April 2004, the Board of Directors established minimum shareholding requirements for independent directors (the "Guideline"). The Guideline currently requires that directors hold securities of Celestica of a value proportionate to their annual retainer and the years they have served on the Board. Directors on the Board for less than one year are not required, but are encouraged, to hold Celestica's securities. Directors on the Board between one and two years must hold Celestica's securities of the same value as their annual retainer, while directors with Board experience of between two and five years must hold securities of Celestica with value of at least three times their annual retainer. Directors who have served on the Board for five years or more are required to hold securities of Celestica with a value of at least five times their annual retainer. Although directors will not be deemed to have breached the Guideline by reason of a decrease in the market value of Celestica's securities, the directors will be required to purchase further securities within a reasonable period of time to comply with the Guideline. The start date for determining compliance with the requirements for existing directors is April 22, 2004, the date on which the Guideline was introduced. The start date for determining compliance for new directors will be the date on which they join the Board.

The following table sets out all annual retainers and meeting fees payable to Celestica's directors (other than those who are employed by Celestica or Onex and who, therefore, do not receive such compensation).

Annual Board Retainer	$45,000

Additional Annual Retainer for non-executive Chairman(1)	$30,000

Additional Annual Retainer for Audit Committee Chair	$10,000

Additional Annual Retainer for Compensation Committee Chair	$10,000

Board Per Day Meeting Fee	$2,500

Committee Per Day Meeting Fee(2)	$2,500

Travel Fee(3)	$2,500

DSU Grant (for directors other than the Chairman)	3,350 DSUs

DSU Grant — Chairman	6,700 DSUs

(1)
The non-executive Chairman also serves as the Chair of the Executive and Corporate Governance Committees.

(2)
This fee is paid for all committees other than the Executive Committee, for which no fee is paid.

(3)
The Travel Fee is only available to directors who travel outside of their home state or province to attend a Board or Committee meeting.

Directors receive half of their fees (or all their fees, if they so elect) in DSUs. The number of DSUs paid in lieu of cash meeting fees is calculated by dividing the cash fee that would otherwise be payable by the closing price of Subordinate Voting Shares on the New York Stock Exchange (the "NYSE") on the date of the meeting. In the case of annual retainer fees, the number of DSUs paid is calculated by dividing the cash amount that would otherwise be payable quarterly by the closing price of Subordinate Voting Shares on the NYSE on the last day of the quarter. The Board of Directors discontinued the granting of options for directors in December 2004. Instead, directors now receive annual grants of DSUs. Each director receives 3,350 DSUs annually, except for the Chairman, who receives 6,700 DSUs annually. New directors will receive an initial grant of 10,000 DSUs when they join the Board. Prior to the introduction of the DSU program, the directors' compensation plan provided that each director would be granted options to acquire 5,000 Subordinate Voting Shares each year. The non-executive Chairman was entitled to receive an additional grant of 5,000 options. New directors received an initial grant of options to acquire 15,000 Subordinate Voting Shares when they joined the Board.

The compensation paid in 2004 by the Corporation to its directors is set out in the table below. None of the directors received any fee or payment from Celestica except as set out below. Messrs. Melman and Schwartz are officers and employees of Onex, and therefore do not receive any compensation in their capacity as directors of the Corporation.

Director	Cash Equivalent of Compensation Received in 2004

Robert L. Crandall	$135,000(1)

William Etherington	$92,500(1)

Richard S. Love	$97,500(2)

Charles W. Szuluk	$90,000(2)

Don Tapscott	$80,000(1)

Gerald W. Schwartz	N/A(3)

Anthony R. Melman	N/A(3)

(1)
Elected to receive fees entirely in the form of DSUs.

(2)
Elected to receive 50% of fees in cash and 50% in DSUs.

(3)
Mr. Schwartz and Dr. Melman were not compensated by Celestica as they are directors or officers of Onex Corporation.

Attendance of Directors at Board and Committee Meetings

The written charter of the Board of Directors requires every director to prepare for and attend (absent extenuating circumstances) all scheduled meetings of the Board and meetings of committees of the Board on which the director serves. In 2004, the Board had seven scheduled meetings and one teleconference held on short notice. The Audit Committee had four scheduled meetings, the Compensation Committee had five scheduled meetings and the Nominating and Corporate Governance Committee had three scheduled meetings in 2004.

Board Meetings
Director	Attendance

Robert L. Crandall	7 of 8

William Etherington	8 of 8

Richard S. Love	8 of 8

Anthony R. Melman	8 of 8

Gerald W. Schwartz	7 of 8

Charles W. Szuluk	7 of 8

Don Tapscott	7 of 8

Committee Meetings(1)
Committee	Members	Attendance

Audit	Robert L. Crandall (Chair)	4 of 4

	William Etherington	4 of 4

	Don Tapscott	4 of 4

Compensation	William Etherington (Chair)	5 of 5

	Robert L. Crandall	5 of 5

	Charles W. Szuluk	4 of 5

	Anthony R. Melman(2)	5 of 5

	Don Tapscott	5 of 5

Nominating and Corporate Governance	Robert L. Crandall (Chair)	3 of 3

	William Etherington	3 of 3

	Don Tapscott	3 of 3

	Anthony R. Melman(2)	3 of 3

	Richard S. Love	3 of 3

(1)
Celestica also has an Executive Committee, composed of Mr. Crandall (Chairman) and Dr. Melman, which meets on an ad hoc basis to review business matters from time to time, and which is further discussed on page B-6 of this Circular. In 2004, the Executive Committee met 10 times.

(2)
Dr. Melman ceased to be a member of this committee in January 2005.

INFORMATION ABOUT OUR AUDITOR

Appointment of Auditor

It is proposed that KPMG LLP be appointed as the auditor of the Corporation to hold office until the close of the next annual meeting of shareholders. The Audit Committee of the Board of Directors negotiates with the auditor of the Corporation on an arm's length basis in determining the fees to be paid to the auditor. Such fees have been based upon the complexity of the matters dealt with and the time expended by the auditor in providing services to the Corporation. The Corporation believes that the fees negotiated in the past with the auditor of the Corporation have been reasonable and would be comparable to fees charged by other auditors providing similar services.

    Fees Paid to KPMG LLP

	Year Ended December 31 (in millions)

KPMG LLP	2004	2003
Audit Services	$2.1	$1.7
Audit Related Services	$1.0	$0.4
Tax Services	$1.6	$2.0
Non-Audit Services	$0.2	$0.6

Total	$4.9	$4.7

The Corporation's Audit Committee believes that the provision of the non-audit services is compatible with maintaining KPMG LLP's independence. KPMG LLP did not provide any financial information systems design or implementation services to the Corporation during 2004. The Corporation also used other public accounting firms for consulting and other services for fees totalling $4.7 million.

It is intended that, on any ballot that may be called for relating to the appointment of the auditor, the shares represented by proxies in favour of management nominees will be voted in favour of the appointment of KPMG LLP as auditor of the Corporation to hold office until the next annual meeting of shareholders, and authorizing the Board of Directors to fix the remuneration to be paid to the auditor, unless authority to do so is withheld. KPMG LLP has been the auditor of the Corporation since October 14, 1997.

INFORMATION ABOUT THE OPTION EXCHANGE PROGRAM AND
LONG-TERM INCENTIVE PLAN AMENDMENTS

Celestica's compensation policy is predicated on the belief that broadly-based employee participation in share ownership is critical in order to maintain a common entrepreneurial culture and motivation throughout its operational units, and across functional and geographic boundaries. Accordingly, prior to the completion of Celestica's initial public offering, it established the Celestica Inc. Long-Term Incentive Plan (the "LTIP") and the Employee Share Ownership Plans (the "ESPO Plans"). See Report on Executive Compensation — Long-Term Incentives.

Since that time, Celestica has generally granted options under the LTIP to eligible employees, senior executives and directors annually and has granted options and/or restricted stock units ("RSUs") under the LTIP to newly hired employees or in special retention circumstances with the approval of the Chief Executive Officer. Celestica's current practice is to establish the total number of options and RSUs to be granted in a year with reference to the total number of shares outstanding (sometimes referred to as the "Burn Rate"), as well as the total number of stock options and RSUs issued and outstanding relative to the total number of shares outstanding (sometimes referred to as "Overhang"). Celestica targets a maximum level for both Burn Rate and Overhang after taking into account competitive practice with reference to a comparison group that includes its direct competitors.

As at February 21, 2005, options to purchase 19,718,178 Subordinate Voting Shares and RSUs in respect of 942,728 Subordinate Voting Shares had been granted and were outstanding under the LTIP. No more than 2 million of the 29 million shares reserved for issuance under the LTIP may be issued in connection with the grant of RSUs. Celestica also maintains stock option plans that it assumed in connection with acquisitions (collectively, the "Acquisition Plans") and the ESPO Plans. Under the ESPO Plans, employees were permitted to buy Celestica shares prior to its IPO and received options based on the number of shares purchased. As at February 21, 2005, options to purchase 2,306,205 Subordinate Voting Shares were outstanding under the Acquisition Plans, and options to purchase 2,319,918 Subordinate Voting Shares were outstanding under the ESPO Plans. Each Acquisition Plan and ESPO Plan is closed; no further options may be granted under these plans. In total, Celestica's issued options and RSUs represented an 11.2% Overhang relative to the aggregate 225,156,193 Multiple Voting Shares and Subordinate Voting Shares (collectively, the "Voting Shares") outstanding as at February 21, 2005.

The weighted average exercise price of all options outstanding as at February 21, 2005 was US$24.13 for US$ based options and C$48.10 for C$ based options. Many of these options have exercise prices significantly higher than the current trading range of the Subordinate Voting Shares. As a result, Celestica believes that these significantly out-of-the-money options have become ineffective because, in order to be an effective incentive, employees must believe that options provide them with an opportunity to realize value within a reasonable period of time. In light of Celestica's current share price, Celestica recognizes that employees may believe that their opportunity for realizing value from some of their most significantly out-of-the-money options is limited. In addition, since these out-of-the-money options are not exercised in the ordinary course, they contribute to an increasing Overhang.

The Board has on a number of occasions considered how to restructure Celestica's long-term incentive arrangements to provide more effective equity-based incentives to employees and to reduce Overhang. In January 2005, the Board of Directors approved, subject to shareholder and regulatory approvals, a proposal consisting of an option exchange program (the "Option Exchange Program"), allowing eligible participants to elect to exchange significantly out-of-the-money options for a cash payment. The proposal also includes amendments to the LTIP (the "LTIP Amendments") to limit future option grants, eliminate options for directors and prohibit the repricing of options. The Board of Directors also adopted the Celestica Share Unit Plan, a long-term incentive plan providing for the issuance of restricted share units that the Corporation will satisfy through the delivery of either Subordinate Voting Shares purchased in the market or cash, as opposed to the issuance of shares from treasury. In addition, the Board approved share ownership guidelines for directors, the Chief Executive Officer, the President and the Chief Financial Officer. See Report on Executive Compensation — Long-Term Incentives and Directors' Compensation. These initiatives reflect a shift away from reliance on stock options as an equity-based long-term incentive for employees, senior executives and directors.

The proposal was prepared by management of Celestica in consultation with external human resources and compensation advisors and in light of programs that other technology companies in the United States and Canada have undertaken to deal with similar issues. The Compensation Committee reviewed a number of possible initiatives and unanimously recommended the proposal to the Board of Directors.

    Option Exchange Program

If the Option Exchange Program is approved by shareholders, Celestica will offer to purchase for cancellation all options granted under the LTIP and all options granted under the Acquisition Plans assumed in connection with Celestica's acquisition of Manufacturers' Services Limited (collectively, the "MSL Plans") with an exercise price of US$30 or more for US$ based options and C$40 or more for C$ based options held by employees other than members of the Board, the Chief Executive Officer, the President and the Chief Financial Officer, participants who retired on or prior to March 31, 2005 and employees who ceased to be employed by Celestica prior to the date of the offer to purchase. The purchase price to be paid for each eligible option tendered under the Option Exchange Program will be US$1.00. This will be a one-time offer. As at February 21, 2005, there were outstanding options to purchase 8,076,450 Subordinate Voting Shares that satisfied these eligibility requirements. The weighted average exercise price of these eligible options is US$44.70 for US$ based options and C$69.06 for C$ based options. The following table sets out information about these eligible options:

	Number of Subordinate Voting Shares
	Under Option		Exercise Price	Grant Date	Expiry Date
	24,569	(1)	$53.33	September 30, 1997	September 30, 2007
	15,293	(2)	$31.34 to $36.47	During 1999	November 10, 2009 to December 6, 2009
	1,424,200		$39.03/C$57.845	December 7, 1999	December 7, 2009
	865,911	(2)	$31.67 to C$123.65	During 2000	January 1, 2010 to October 24, 2010
	1,403,065		$56.1875/C$86.50	December 5, 2000	December 5, 2010
	398,500		$30.23 to C$108.45	During 2001	January 11, 2011 to December 5, 2011
	3,730,684		$41.89/C$66.06	December 4, 2001	December 4, 2011
	214,228		$32.22 to C$70.81	During 2002	January 8, 2012 to April 10, 2012
Total:	8,076,450	(3)

(1)
Represents options outstanding under the MSL Plans, which were assumed by Celestica on March 12, 2004.

(2)
Includes options outstanding under the MSL Plans, which were assumed by Celestica on March 12, 2004.

(3)
Includes 1,949,694 options held by eligible insiders of Celestica.

The US$1.00 purchase price to be paid for each eligible option tendered under the Option Exchange Program represents approximately a one-third discount to the average estimated present value of the options as at February 1, 2005 (US$1.52) based on a binomial option pricing model (the "Binomial Value"). In valuing the options using the binomial model, certain assumptions were made regarding employee turnover and option exercise patterns, in addition to standard assumptions regarding matters such as volatility and dividend yield. Celestica then applied the one-third discount to the estimated value of the options in order to balance the interests of employees with the financial interests of the Corporation's shareholders. For the purposes of the exchange, the discounted value per option was rounded down to US$1.00. Sample summary calculations under this model for options to purchase one Subordinate Voting Share are set out below:

	Example 1	Example 2	Example 3
Grant Date:	December 7, 1999	December 5, 2000	December 4, 2001
Expiry Date:	December 7, 2009	December 5, 2010	December 4, 2011
Exercise Price:	US$39.03	US$56.19	US$41.89
Binomial Value:	US$1.54	US$1.33	US$1.71

An optionholder entitled to more than US$10,000 on the exchange will receive 50% of the cash purchase price payable at the time when Celestica accepts the tendered options; the remainder of the purchase price will be deferred for three years. Interest at an annual rate of 2.5% compounded annually will be paid on the deferred portion of the purchase price. Any eligible optionholder who ceases to be an employee of Celestica or its subsidiaries during this three-year period, other than as a result of death, disability, retirement or termination without cause, will forfeit his or her right to receive the deferred portion of the purchase price. The full amount of the cash purchase price for optionholders entitled to US$10,000 or less will be paid to eligible optionholders at the time the options are accepted by Celestica. Amounts paid under the Option Exchange Program will be subject to applicable withholding taxes.

Celestica estimates that if all eligible optionholders were to tender all eligible options under the Option Exchange Program, the repurchase cost would be approximately US$8.1 million.

If the Option Exchange Program is approved by shareholders, Celestica expects to deliver a tender offer statement, setting out the details of the Option Exchange Program and providing instructions for the tender of eligible options to eligible optionholders in June 2005 and expects to complete the Option Exchange Program in July 2005.

Participation by eligible optionholders in the Option Exchange Program will be entirely voluntary and will in no way affect any eligible optionholder's employment with Celestica. Eligible optionholders who choose to participate in the Option Exchange Program will be required to tender all of their eligible options.

Options validly tendered under the Option Exchange Program will be cancelled. Since the LTIP limits the number of Subordinate Voting Shares that may be issued pursuant to options or other rights granted under the LTIP to 29 million, in the aggregate, the cancellation of validly-tendered LTIP options will permit Celestica to grant new options or other rights under the LTIP in respect of the Subordinate Voting Shares that had been reserved for issuance pursuant to the cancelled options; however, Celestica will place restrictions on the number of options that may be granted annually. See the discussion under LTIP Amendments below. As at February 21, 2005, under the terms of the LTIP, options and restricted stock units in respect of 20,660,906 Subordinate Voting Shares were outstanding and Celestica was entitled to issue up to 7,310,535 additional options. Celestica is also permitted to satisfy its obligations under the LTIP through the delivery of Subordinate Voting Shares purchased in the market or in cash. No further options may be granted under the MSL Plans. The number of Subordinate Voting Shares issuable under the MSL Plans will be reduced by the number of MSL Plan options cancelled pursuant to the Option Exchange Program.

    LTIP Amendments

The LTIP Amendments are designed to reflect Celestica's shift away from reliance on stock options as a long-term incentive for employees, senior executives and directors by placing limits on future option grants. Specifically, the LTIP amendments would:

  •
  limit the number of options and other rights that may be granted annually under the LTIP to 1.2% of the Voting Shares outstanding from time to time;

  •
  prohibit option grants to directors; and

  •
  prohibit the repricing of options granted under the LTIP.

The LTIP Amendments are conditional upon the approval of the Option Exchange Program.

Celestica expects that the combined effect of the completion of the Option Exchange Program and the adoption of the LTIP Amendments will be to reduce the total Overhang of options and other rights granted under the LTIP and options granted under Celestica's other stock option plans to less than 10% of the outstanding Voting Shares for the foreseeable future.

    Shareholder Approval

The rules of the Toronto Stock Exchange (the "TSX") require that the Option Exchange Program be approved by an ordinary resolution passed by shareholders, excluding any insider of Celestica who may participate in the Option Exchange Program. Accordingly, insiders of Celestica (other than Onex Corporation and Celestica's directors, Chief Executive Officer, President and Chief Financial Officer and insiders who are exempt from complying with the insider reporting requirements under applicable Canadian securities legislation) will not be entitled to vote on the resolution. The insiders not entitled to vote on the resolution approving the Option Exchange and LTIP Amendments hold an aggregate of 434,330 Subordinate Voting Shares. Celestica is not required to obtain shareholder approval for the LTIP Amendments but is doing so because the LTIP Amendments are conditional upon the approval of the Option Exchange Program.

The text of the resolution approving the Option Exchange Program and the LTIP Amendments is attached as Schedule A to this Circular. In order to be passed, the resolution must be approved by at least a majority of the votes cast by shareholders represented in person or proxy at the meeting, excluding shareholders who are insiders of Celestica who may participate in the Option Exchange Program.

Directors' Recommendation

The Board of Directors has determined that the Option Exchange Program and the LTIP Amendments are in the best interests of Celestica and the shareholders, and recommends that shareholders vote in favour of the resolution.

REPORT ON EXECUTIVE COMPENSATION

This report of the Compensation Committee of Celestica's Board of Directors sets out the policies of the Compensation Committee for determining compensation of Celestica's executive officers. Compensation paid to Celestica's chief executive officers (current and former), chief financial officer and the three other most highly compensated executive officers is set out in the section of this circular entitled Executive Compensation.

    Composition of the Compensation Committee

During 2004, William Etherington, Robert Crandall, Charles Szuluk, Don Tapscott and Anthony Melman were members of the Committee. Dr. Melman ceased to be a member of the Compensation Committee in January 2005. Since then, the Compensation Committee has been comprised of Mr. Etherington, Mr. Crandall, Mr. Szuluk and Mr. Tapscott, each of whom is an independent director.

    Mandate of the Compensation Committee

It is the responsibility of the Compensation Committee to define and communicate compensation policy and principles that reflect and support the Corporation's strategic direction, business goals and desired culture. The mandate of the Compensation Committee includes the following:

  •
  review and recommend to the Board of Directors an overall reward/compensation policy for the Corporation, including an executive compensation policy that is consistent with competitive practice and supports organizational objectives and shareholder interests;

  •
  review annually, and submit to the Board for approval, the elements of the Corporation's annual and long-term equity-based incentive compensation plans, including plan design, performance targets, administration and total funds/shares reserved for payment;

  •
  review and recommend to the Board compensation of the Chief Executive Officer (the "CEO") based on the Board of Directors' assessment of the annual performance for the CEO;

  •
  review and recommend to the Board of Directors the compensation of the Corporation's most senior executives;

  •
  review the Corporation's succession plans for key executive positions; and

  •
  review and approve material changes to the Corporation's organizational structure and human resource policies.

    Independent Advice

The Compensation Committee engages an independent consultant to help it identify the appropriate comparator companies against which to evaluate Celestica's compensation levels and to provide it with data about those companies.

    Compensation Philosophy and Objectives

The Corporation's executive compensation policies and practices are designed to:

  •
  align the interests of the executive officers with the interests of the Corporation's shareholders;

  •
  link executive compensation to the performance of the Corporation relative to that of its competitors and the contribution of the individual to such performance;

  •
  compensate executive officers at a level and in a manner that ensures the Corporation is capable of attracting, motivating and retaining individuals with exceptional executive skills and abilities; and

  •
  ensure direct accountability for the overall results of Celestica.

The compensation of Celestica's executive officers is comprised of the following elements: base salary, annual incentive plan, long-term incentive plans and benefits. The following chart summarizes each element of compensation:

Table 1  Compensation Elements

Element	Form	Eligibility	Performance Period	Determination

Base Salary	Cash	All employees, up to and including CEO	1 year	Salary benchmarking at market median and individual performance determines pay level.

Annual Incentive	Cash	All employees, up to and including CEO	1 year	Incentive pay is based on various combinations of: (i) corporate or business unit results, depending on position; and (ii) individual results. Executive pay is also based on corporate performance relative to direct competitors.

Long-Term Incentive	Restricted Share Units	Director level employees and above, including CEO	Typically 3 years, 100% released at end of the period	Each RSU entitles the holder to receive one Subordinate Voting Share of Celestica on the release date. Initial grant value is based on market median and individual performance. Final value is based on share price at time of release.

Long-Term Incentive	Performance Share Units	Vice President and above, including CEO	Typically 3 years, 100% released at end of the period	Each PSU entitles the holder to receive one Subordinate Voting Share of Celestica on the release date. Initial grant value is based on market median and individual performance. Number of shares released varies based on specific performance measures relative to direct electronics manufacturing service competitors. Final value is based on share price at time of release.

Long-Term Incentive	Stock Options	Director level employees and above, including CEO	Stock Options vest at a rate of 25% annually over the first four years and have a 10-year term.	Initial grant value is based on market median and individual performance. Final value is based on share price at time of exercise relative to the exercise price, which is the market price at the date of grant.

Long-Term Incentive	Performance Contingent Stock Options	Executive Vice Presidents (President and CFO) and CEO	Performance Options vest at a rate of 33 1/3% annually over the first 3 years and have a 10-year term.	Initial grant value is based on market median and individual performance. Number of options that vest varies based on specific performance measures relative to direct electronics manufacturing service competitors. Final value is based on share price at time of exercise relative to the exercise price, which is the market price at the date of grant.

Benefits	Health, dental, pension, life insurance and long-term disability programs.	All employees. Celestica does not offer additional perquisites for executives.	Ongoing	Based on market median.

    Comparator Companies and Market Positioning

The Compensation Committee benchmarks all elements of executive compensation against executive compensation of a comparator group of companies in the technology sector with revenue similar to Celestica and including four of the Corporation's direct competitors in the electronics manufacturing services industry (the "EMS Competitors"). The Compensation Committee reviews and approves the comparator companies each year.

For executive positions where no direct match exists or where there is insufficient data within that group, benchmarking is done using executive salary survey data for organizations similar in size to Celestica pursuant to a process approved by the Compensation Committee.

Target compensation is benchmarked at the market median (50th percentile) for both executive and non-executive levels.

    Pay Mix

At the executive levels, a high portion of the pay mix includes "at risk" components which are comprised of cash and long-term equity-based incentive plans. The target pay mix is based on competitive benchmarks. The portion of compensation which is "at risk" is set at approximately 80% for the CEO and Executive Vice Presidents (the CFO and the President) and 70% for Senior Vice Presidents.

    Base Salary

Base salaries are established taking into account individual performance and experience, level of responsibility and competitive pay practices through market median benchmarking. Base salaries are reviewed annually and adjusted as appropriate. Although base salaries are not directly linked to specific corporate performance, the Corporation considers the level of corporate performance achieved in the prior year as well as the expected level of performance in making any adjustments. The Compensation Committee reviews and recommends to the Board the salary ranges and individual salary increases for the CEO, as well as all Executive and Senior Vice Presidents.

    Annual Incentive Plans

Celestica Executive Team Incentive Plan

Executives of the Corporation participate in the Celestica Executive Team Incentive Plan. Payments under this plan are tied to achievement relative to pre-determined targets for financial and customer results at a corporate or business unit level, individual performance and the Corporation's performance relative to its direct competitors on key financial metrics. Corporate and business unit targets are approved by the Board on the recommendation of the Compensation Committee and are based on profitability, inventory days and customer satisfaction measures. In 2004, certain executives had a customized performance objective as a component of their business unit targets, which related to special initiatives for their business units.

The CEO assesses each executive's individual performance in accordance with business results, teamwork and the executive's key accomplishments. This assessment is factored into the executive's earned award.

The Compensation Committee evaluates the Corporation's performance for the year relative to that of the EMS Competitors on performance metrics relating to adjusted earnings per share ("EPS") and return on capital. This relative performance is one factor in determining the amount available to be paid out under the plan.

In 2004, most employees and executives were awarded a bonus under the annual incentive plans based on achievements related to:

  •
  profitability

  •
  inventory days

  •
  customer satisfaction

  •
  metrics related to EPS and return on capital.

Celestica Team Incentive Plan

Any executives not participating in the Executive Team Incentive Plan and most non-executive employees participate in the Celestica Team Incentive Plan. Awards under this plan are based on corporate or business unit financial and customer results, as well as individual performance.

    Long-Term Incentives

Celestica's long-term equity-based incentive plans for senior executives consist of restricted share units, performance share units, stock options and performance contingent stock options. The objectives of the long-term equity-based incentive plans are:

  •
  to align employee interests with those of shareholders and incent appropriate behaviours over the longer term;

  •
  to reward employees for their contribution to Celestica's success; and

  •
  to allow the Corporation to attract and retain the qualified and experienced employees who are critical to the Corporation's success.

The equity mix will vary by employee level and targets a higher percentage of performance elements at the senior levels where there is a stronger influence on results.

The Compensation Committee recommends to the Board of Directors for approval all awards under equity-based incentive plans for the CEO and the Executive and Senior Vice Presidents.

Long-term incentives to employees are issued under the Long Term Incentive Plan (the "LTIP"), which allows Celestica to satisfy its obligations by issuing shares from treasury, acquiring shares in the market or paying cash. The Board has also recently adopted the Celestica Share Unit Plan (the "CSUP"), which provides for the issuance of restricted share units and performance share units in the same manner as provided in the LTIP, except that Celestica may not issue shares from treasury to satisfy its obligations under the Plan. The total number of equity grants in a given year is established after taking into account the Burn Rate as well as the Overhang (each as defined above on page 13). Celestica is taking measures to lower the Overhang and Burn Rate and considerably reduced the number of stock option grants in 2004 as compared to previous years.

Please see the discussion under Information About the Option Exchange Program and Long-Term Incentive Plan Amendments starting on page 13.

Table 2  Equity-Based Compensation

% of Equity-Based Compensation Granted in 2004
	PSUs	RSUs	PCOs	Stock Options

CEO/EVPs	40%	20%	40%	N/A

SVPs/VPs	30%	40%	N/A	30%

    Restricted Share Units

RSUs are granted annually based on the recommendation of the management of each business unit and are subject to the approval of the CEO. These grants convert into Celestica Subordinate Voting Shares ("SVS") and are released in full at the end of three years. Throughout the year, Celestica may grant RSUs for new hire or retention purposes.

The number of RSUs granted is determined with consideration to individual performance and with reference to grants at the median level for the comparator group. The percentage of total equity-based compensation represented by RSUs is outlined in Table 2.

The December 2004 annual RSU grant to executives, including the CEO, totalled 436,148 units. Specifics of the RSU grant to the CEO are contained in the Report on the Chief Executive Officer's Compensation.

    Performance Share Units

The use of Performance Share Units ("PSUs") allows Celestica to link rewards for executives more closely with individual and corporate performance. PSUs are granted annually based on the recommendation of the management of each business unit and are subject to the approval of the CEO. These grants convert into SVS and are released in full at the end of three years.

  •
  There is a strong correlation between individual performance and the number of PSUs that executives will receive.

  •
  The mix of PSUs granted differs within the executive levels to reflect a higher percentage of performance-based equity granted to more senior executives as outlined in Table 2.

  •
  The number of PSUs that vests is determined by Celestica's rank compared to the EMS competitors on a return on capital performance metric.

  •
  High performance means units vest at above the median level and results in above average reward levels. Conversely, low performance will result in no reward.

The number of PSUs granted is determined with consideration to individual performance and with reference to grants at the median level for the comparator group.

The number of PSUs granted in December 2004 to executives, including the CEO, totalled 792,966 units. The number of PSUs that vest will range from 0 to 792,966 depending on the Corporation's relative performance ranking. Specifics of the PSU grant to the CEO are contained in the Report on the Chief Executive Officer's Compensation.

    Stock Options

Stock options are currently granted annually to eligible employees, under Celestica's LTIP, based on the recommendation of the management of each business unit and are subject to the approval of the CEO. During the year, the Corporation may grant stock options to newly hired employees or to existing employees for retention purposes.

The December 2004 annual stock option grants to executives totalled 421,450.

    Performance Contingent Stock Options

Performance Contingent Stock Options ("PCOs") provide the opportunity for significant gains for superior performance and reduced gain for marginal performance. Options vest annually over three years. The number of options that vest each year is dependent on Celestica's performance on a return on capital measure relative to that of the EMS Competitors.

The number of PCOs granted is determined with consideration to individual performance and with reference to grants at the median level for the comparator group. PCOs are granted to the CEO and Executive Vice President level executives and will comprise the percentage of their total equity grants indicated in Table 2.

High performance means options vest at above the median level and results in above average reward levels. Conversely, low performance will result in no reward.

The number of PCOs granted in December 2004 to executives, including the CEO, was 376,000. The number of PCOs that vest will range from 0 to 376,000 depending on the Corporation's relative performance rating. Specifics of the PCO grant to the CEO are contained in the Report on the Chief Executive Officer's Compensation.

    Employee Share Ownership and Option Plans (the "ESPO Plans")

Celestica has issued SVS and has granted options to acquire SVS for the benefit of certain of its employees and executives pursuant to the ESPO Plans which were in effect prior to Celestica's initial public offering. No further options or SVS (other than pursuant to outstanding options) may be issued under these ESPO Plans.

Pursuant to the ESPO Plans, employees and executives of Celestica were offered the opportunity to purchase SVS and, in connection with such purchase, receive options to acquire an additional number of SVS based on the number of SVS acquired by them under the ESPO Plans (on average, approximately 1.435 options for each SVS acquired under the ESPO Plans). In each case, the exercise price for the options is equal to the price per share paid for the SVS acquired under the ESPO Plans.

Upon the completion of Celestica's initial public offering, certain options became exercisable. The balance of the options issued under the ESPO Plans vested over a period of five years beginning December 31, 1998. All options granted under the ESPO Plans were fully vested as of December 31, 2002. All SVS acquired by employees under the ESPO Plans are held either by the employee or by Towers Perrin Share Plan Services in trust for Celestica Employee Nominee Corporation as agent for and on behalf of such employees.

    Celestica Employee Share Ownership Plan (the "CESOP")

The CESOP enables eligible employees, including executive officers, to acquire Subordinate Voting Shares, so as to encourage continued employee interest in Celestica's operation, growth and development. Under the CESOP, an eligible participant may elect to contribute an amount representing no more than 10% of his or her salary. The Corporation will contribute 25% of the amount of the employee contributions, up to a maximum of 1% of the employee's salary for the relevant payroll period. Contributions are used to purchase SVS of the Corporation on the open market.

    Executive Share Ownership

The Corporation has recently established share ownership guidelines for the CEO and Executive Vice Presidents. The guidelines require these individuals to hold a multiple of their salary in Celestica stock as shown in Table 3 below. Each executive will have five years to meet the share ownership guidelines.

Table 3  Share Ownership Guidelines

Ownership Guidelines

CEO	3 × Salary

EVPs	2 × Salary

REPORT ON THE CHIEF EXECUTIVE OFFICER'S COMPENSATION

Mr. Delaney was appointed Chief Executive Officer on January 28, 2004. Mr. Polistuk resigned as Chief Executive Officer on January 28, 2004 and retired from the Corporation on February 27, 2004.

The independent directors approve all components of the CEO's compensation based on the recommendation of the Compensation Committee.

    Comparator Companies and Market Positioning

Benchmarking for all elements of the CEO's compensation is based on the comparator group of companies described under Report on Executive Compensation — Comparator Companies and Market Positioning on page 19 of this Circular. An external consultant provides all benchmark data for the CEO.

All compensation elements for the CEO are benchmarked at the market median (50th percentile).

CEO compensation contains a high proportion of cash and equity incentives that are "at risk" based on performance. The target pay mix is based on competitive benchmarks. The short- and long-term incentive awards represent approximately 80% of total direct compensation for the CEO at target.

    Cash

The base salary for the CEO is established taking into account individual performance and experience, level of responsibility and competitive pay practices. Mr. Polistuk's annual compensation for 2004 was set in 2003 and remained unchanged from the previous year. The Compensation Committee set Mr. Delaney's compensation significantly below the comparator group of companies in 2004 because he was new to the CEO position.

The CEO's salary is set in US dollars but is paid in Canadian dollars. An adjustment to reflect exchange rate differentials is conducted on a quarterly basis to ensure that compensation paid reflects the US salary value. In addition, Mr. Delaney, who is a U.S. resident, is entitled to a "gross-up" payment to ensure that he will not bear more tax on an annual basis than he would bear if he were earning his total compensation in the US.

    Annual Incentive Plan

The CEO participates in the Celestica Executive Team Incentive Plan on the same basis as other executives as outlined under Report on Executive Compensation — Annual Incentive Plans on page 19 of this Circular.

In addition, the Board establishes performance targets for the CEO and evaluates his performance relative to those targets. In 2004, Mr. Delaney was measured on his success relative to:

  •
  building sustainable growth and achieving specified targets for revenue in new and existing markets and services, and achieving specified targets for profit and return on capital;

  •
  implementing cost reduction initiatives, accelerating profit improvements and achieving specified targets for improvements in EBIAT;

  •
  achieving specified targets for customer satisfaction;

  •
  achieving specified targets for improvements in operational efficiencies; and

  •
  extending the Corporation's reputation for technology leadership.

The Board of Directors determined that the CEO had achieved his personal objectives in 2004 and significantly improved the Corporation's operating performance. However, on balance, although the Corporation's operating performance had improved on many fronts in 2004, due to significant non-operating charges taken during the year that were not included in the 2004 operating plan, the Board of Directors elected not to award a cash bonus in addition to the equity compensation awarded to the CEO, the President and the CFO. As a result, those executives were not granted an annual incentive award.

Mr. Polistuk did not receive any compensation under the Celestica Executive Team Incentive Plan due to his retirement.

    Long-Term Incentives

Equity grants to the CEO consist of restricted share units, performance share units and performance contingent stock options. The latter two vehicles vest based on performance as discussed at pages 20 and 21. Of the CEO's equity-based compensation, 80% is dependent on the Corporation's performance relative to that of its competitors.

Table 4    CEO Equity-Based Compensation

% of Equity-Based Compensation Granted in 2004
	PSUs	RSUs	PCOs

CEO	40%	20%	40%

In 2004, Celestica granted Mr. Delaney the following equity-based compensation:

  •
  230,000 restricted share units. 200,000 of these were awarded at the time Mr. Delaney was appointed CEO.

  •
  120,000 performance share units. This assumes vesting at the maximum level. The actual number that vest will vary depending on performance.

  •
  200,000 performance contingent options. This assumes vesting at the maximum level. The actual number that vest will vary depending on performance. Mr. Delaney did not receive any options without performance contingencies.

The value of Mr. Delaney's equity-based compensation granted in 2004 is equivalent to equity compensation for the CEOs of the comparator group of companies at the market median. An external consultant provided the comparator data.

In summary, in 2004, Mr. Delaney received a salary of $550,000, no payment under the Celestica Executive Team Incentive Plan, 230,000 Restricted Share Units, 120,000 Performance Share Units and 200,000 Performance Contingent Options. In addition, the Corporation incurred an expense of $12,300 with respect to Mr. Delaney's participation in the U.S. Pension Plan and $7,043 in the Canadian Pension Plan. Other compensation included a housing allowance of C$23,526.39 and CESOP contributions of $5,529, a travel allowance of $9,771 and a tax gross-up payment of $52,033.

Mr. Polistuk did not receive any compensation under the Corporation's long-term incentive arrangements with respect to 2004 due to his retirement.

Report presented by the Compensation Committee:

William Etherington (Chairman)
Robert Crandall
Charles Szuluk
Don Tapscott

EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

The following table sets forth the compensation of Celestica's Chief Executive Officer (and his predecessor, who retired in 2004), Chief Financial Officer and the three other most highly-compensated executives of Celestica and its subsidiaries (collectively, the "Named Executive Officers") for the three most recently completed financial years of the Corporation.

	Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Year	Salary (US$)	Bonus (US$)	Securities Under Options Granted(1) (#)		Units Subject to Resale Restriction(2) (US$)		LTIP Payouts ($)	All Other Compensation(3)(4) (US$)

Stephen Delaney(5)(6) Chief Executive Officer	2004 2003 2002	550,000 360,000 333,750	— — —	200,000 200,000 75,000	(11) (11)	5,659,000 173,400 —	(12) (13)	Nil Nil Nil	110,203 12,000 7,000

Anthony P. Puppi(7) Chief Financial Officer	2004 2003 2002	604,978 455,065 382,117	— — —	88,000 160,000 60,000	(11) (11)	4,511,808 — —	(14)	Nil Nil Nil	210,563 147,048 125,369

J. Marvin MaGee(7)(8) President	2004 2003 2002	604,978 562,139 501,528	— — —	88,000 160,000 110,000	(11) (11)	4,511,808 — —	(14)	Nil Nil Nil	41,182 35,998 33,673

Neo Kia Quek(9) President, Asia	2004 2003 2002	390,000 305,927 291,827	607,430 64,000 —	28,000 90,000 30,000	(11)	1,111,776 — —	(15)	Nil Nil Nil	3,327 4,043 10,921

Nate Kawaye Senior Vice President Group GM, Enterprise Accounts	2004 2003 2002	300,000 275,000 275,000	592,410 137,500 —	28,000 60,000 45,000	(11)	915,376 — —	(16)	Nil Nil Nil	12,300 12,000 11,000

Rahul Suri(7) Senior Vice President Corporate Development	2004 2003 2002	374,510 321,222 262,705	413,743 64,244 0	9,000 80,000 25,000	(11)	297,200 — —	(17)	Nil Nil Nil	15,930 9,555 8,440

Eugene V. Polistuk(7)(10) Former Chairman of the Board and Chief Executive Officer	2004 2003 2002	134,440 749,518 668,705	— — —	— — 150,000		— — —		Nil Nil Nil	3,250,529 812,335 687,741	(18)

(1)
See table under Options Granted for Year Ended December 31, 2004.

(2)
Amounts shown represent RSUs issued under the Celestica Long-term Incentive Plan or the CSUP, valued as of the grant date. PSUs are subject to performance conditions as described in the Report on Executive Compensation on page 17 of this Circular. RSUs vest and are distributed three years from the grant date and PSUs vest on January 31, three years after the grant date.

(3)
Excludes perquisites and other benefits because such compensation did not exceed the lesser of C$50,000 and 10% of the total annual salary and bonus for any of the Named Executive Officers.

(4)
Amounts shown in the column represent (i) amounts set aside to provide benefits under Celestica's pension plans (US and Canada); (ii) Celestica contributions to CESOP (see p. 22), if any; and (iii) in Mr. Delaney's case, housing, travel costs and a tax gross up payment.

(5)
Mr. Delaney was appointed CEO on January 28, 2004; prior to this, he was President of Celestica's Americas operations from October 2002.

(6)
Mr. Delaney's salary is set in US dollars; however, he is paid in Canadian dollars. An adjustment to reflect exchange rate differentials is conducted on a quarterly basis to ensure his pay reflects the US salary value.

(7)
Messrs. Polistuk, Puppi, MaGee and Suri are paid in Canadian dollars. Amounts shown are in US$ converted at a rate of C$1.3017 per US$1.00 for 2004, C$1.4009 per US$1.00 for 2003, and C$1.5702 per US$1.00 for 2002.

(8)
Although Celestica is not obligated to provide information for Mr. MaGee in the table based on his 2004 compensation, given Mr. MaGee's position in Celestica's organizational structure, the Corporation has elected to include this disclosure.

(9)
Mr. Quek is paid in Singapore dollars. Amounts shown are in US$ converted at a rate of S$1.69 per US$1.00 for 2004, S$1.7426 per US$1.00 for 2003, and S$1.7908 per US$1.00 for 2002.

(10)
Mr. Polistuk resigned as CEO of the Corporation on January 28, 2004 and retired from the Corporation on February 27, 2004. Had he been employed for the entire year, he would have been paid a salary of $806,637, paid in Canadian dollars converted at a rate of C$1.3017 per US$1.00.

(11)
These options are subject to performance conditions as described in the Report on Executive Compensation on page 17 of this Circular.

(12)
Represents 200,000 RSUs vesting on January 31, 2007, 30,000 RSUs vesting on December 9, 2007, and 120,000 PSUs vesting on January 31, 2008.

(13)
Represents 15,000 RSUs vesting on May 1, 2006.

(14)
Represents 200,000 RSUs vesting on January 31, 2007, 14,600 RSUs vesting on December 9, 2007, and 58,200 PSUs vesting on January 31, 2008.

(15)
Represents 10,000 RSUs vesting on June 8, 2007, 24,600 RSUs vesting on December 9, 2007 and 37,000 PSUs vesting on January 31, 2008.

(16)
Represents 24,600 RSUs vesting on December 9, 2007 and 37,000 PSUs vesting on January 31, 2008.

(17)
Represents 8,000 RSUs vesting on December 9, 2007 and 12,000 PSUs vesting on January 31, 2008.

(18)
Includes accrued vacation pay, accrued pension benefits and an amount paid to Mr. Polistuk in accordance with the terms of his employment agreement with the Corporation upon his retirement in 2004.

    Options Granted for Year Ended December 31, 2004

The following table sets out options to purchase Subordinate Voting Shares granted by the Corporation to the Named Executive Officers in relation to the year ended December 31, 2004.

Name	Securities, Under Options Granted (#)		% of Total Options Granted to Employees in 2004	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date

Stephen Delaney	200,000	(1)	12.10%	US$14.86	US$14.86	December 9, 2014

J. Marvin MaGee	88,000	(1)	5.30%	C$18.00	C$18.00	December 9, 2014

Anthony P. Puppi	88,000	(1)	5.30%	C$18.00	C$18.00	December 9, 2014

Nate Kawaye	28,000		1.70%	US$14.86	US$14.86	December 9, 2014

Neo Kia Quek	28,000		1.70%	US$14.86	US$14.86	December 9, 2014

Rahul Suri	9,000		0.55%	C$18.00	C$18.00	December 9, 2014

Eugene V. Polistuk	—		—	—	—	—

(1)
The options granted in respect of 2004 are subject to performance conditions and vesting as described in the Report on Executive Compensation on page 17 of this Circular.

    Options Exercised During Most Recently Completed Financial Year and Value of Options at December 31, 2004

The following table sets out certain information with respect to options to purchase Subordinate Voting Shares that were exercised by Named Executive Officers during the year ended December 31, 2004 and Subordinate Voting Shares under option to the Named Executive Officers as at December 31, 2004.

			Unexercised Options at December 31, 2004		Value of Unexercised in-the-Money Options at December 31, 2004(1)
	Subordinate Voting Shares Acquired on Exercise
		Aggregate Value Realized
Name			Exercisable(2)	Unexercisable(2)	Exercisable(2)	Unexercisable(2)

Stephen Delaney	—	—	142,500	472,500	12,625	12,625

Anthony P. Puppi	—	—	287,946	292,750	362,724	0

J. Marvin MaGee	—	—	412,382	336,750	875,763	0

Neo Kia Quek	—	—	391,500	153,000	3,234,395	12,625

Nate Kawaye	—	—	159,749	104,250	487,755	0

Rahul Suri	—	—	147,000	109,000	0	0

Eugene V. Polistuk	275,833	3,150,013	557,500	112,500	0	0

(1)
Based on the closing price of the Subordinate Voting Shares on the NYSE on December 31, 2004 of $14.11.

(2)
Options granted under the ESPO Plans and the LTIP.

    Pension Plans

Messrs. Delaney, Puppi, MaGee and Suri each participate in Celestica's non-contributory pension plan (the "Canadian Pension Plan"). The Canadian Pension Plan has a defined benefit and a defined contribution portion and provides for a maximum of 30 years' service and retirement eligibility at the earlier of 30 years' service or age 55. They also participate in an unregistered supplementary pension plan (the "Supplementary Plan") that provides benefits equal to the difference between the benefits determined in accordance with the formula set out in the Canadian Pension Plan and Canada Revenue Agency maximum pension benefits.

Messrs. MaGee and Suri participate only in the defined contribution portion of the Canadian Pension Plan. The defined contribution portion of the Canadian Pension Plan allows employees to choose how Celestica contributions are invested on their behalf within a range of investment options provided by third party fund managers. Celestica's contributions to this plan on behalf of an employee range from 3% of earnings to a maximum of 6.75% of earnings based on the number of years of service. Retirement benefits depend upon the performance of the investment options chosen. Celestica currently contributes 3% of annual earnings on behalf of Mr. Suri and 6.75% of earnings annually on behalf of Mr. MaGee.

Mr. Puppi participates only in the defined benefit portion of the Canadian Pension Plan. The benefit provided under this plan is equal to the benefit entitlement accrued under the relevant IBM plan prior to October 22, 1996, the date Celestica was divested from IBM, plus the benefits earned under the Canadian Pension Plan since that date. The terms of the Canadian Pension Plan, which were accepted by certain employees when they transferred to Celestica, mirrored those of the IBM pension plan in place at the time of divestiture. The Plan is of a modified career average design with benefits based on a three-year earnings average to December 31 of a designated base year (the "Base Year"). In 2004, the Base Year was updated to December 31, 2003 and may be updated from time to time until December 31, 2009. The formula for calculating benefits for the period after October 22, 1996 is the greater of earnings (salary and bonus) or 0.9% of earnings up to the yearly maximum pensionable earnings ("YMPE") level, plus 1.45% of earnings above the YMPE. The defined benefit portion of the Canadian Pension Plan also provides for supplementary early retirement benefits from the date of early retirement to age 65.

The following table sets forth the estimated aggregate annual benefits payable under the defined benefit portion of the Canadian Pension Plan and the Supplementary Plan based on average earnings and years of service.

Canadian Pension Plan Table(1)(2)
	Years of Service
Earnings Average	20	25	30+(3)

$400,000	$104,000	$130,000	$156,000

$600,000	$156,000	$194,000	$234,000

$800,000	$207,000	$288,000	$311,000

$1,000,000	$260,000	$343,000	$389,000

$1,200,000	$311,000	$389,000	$467,000

$1,400,000	$363,000	$454,000	$545,000

$1,600,000	$415,000	$519,000	$588,000

$1,800,000	$467,000	$584,000	$621,000

(1)
This table assumes total of retirement age and years of service is greater than or equal to 80.

(2)
All amounts are shown converted into US dollars from Canadian dollars at an average 2004 exchange rate of US$1.00 = C$1.3017.

(3)
The maximum years of credited service for purposes of the Canadian Pension Plan is 30.

Mr. Puppi currently has accrued 24.7 years of credited service, which entitles him to a total annual pension under the Canadian Pension Plan and the Supplemental Plan of C$204,000 payable on June 1, 2010. If Mr. Puppi completes 30 years of credited service, then, based on his current best average earnings, he would be entitled to a total annual benefit of C$412,000.

At the time of his retirement, Mr. Polistuk had accrued the maximum of 30 years of credited service. Therefore, the total annual benefit payable to Mr. Polistuk under the Canadian Pension Plan and the Supplemental Plan is C$778,450.

Mr. Kawaye participated in the "U.S. Plan". The U.S. Plan qualifies as a deferred salary arrangement under section 401 of the Internal Revenue Code (United States). Under the U.S. Plan, participating employees may defer 100% of their pre-tax earnings. Celestica may make contributions for the benefit of eligible employees.

During the year ended December 31, 2004, Celestica contributed $12,300 in the aggregate to the U.S. Plan for the benefit of Mr. Kawaye. Except as described above, no other amounts were set aside or accrued by Celestica during the year ended December 31, 2004 for the purpose of providing pension, retirement or similar benefits for Mr. Kawaye.

During 2004, Mr. Delaney participated in both the U.S. Plan and the Canadian Pension Plan as a result of his assuming the CEO role in Canada during the year. During 2004, Celestica contributed $12,300 to the U.S. Plan for the benefit of Mr. Delaney. The U.S. Plan qualifies as a deferred salary arrangement under section 401 of the Internal Revenue Code (United States). Mr. Delaney participates only in the defined contribution portion of the Canadian Pension Plan which allows employees to choose how Celestica contributions are invested on their behalf within a range of investment options provided by third party fund managers. Celestica's contribution to this plan in 2004 on behalf of Mr. Delaney was $7,043. Celestica currently contributes 3% of annual earnings on behalf of Mr. Delaney. No other amounts were set aside or accrued by Celestica during the year ended December 31, 2004 for the purpose of providing pension, retirement or similar benefits for Mr. Delaney.

Mr. Quek participates in the "Singapore Plan". The Singapore Plan is a deferred salary arrangement under the Central Provident Fund Act (Singapore). Under the Singapore Plan, participating employees may defer a portion of their pre-tax earnings not to exceed 20% of their total compensation, but up to a cap limit. Celestica may make contributions for the benefit of eligible employees. Celestica contributed $3,327 for Mr. Quek in 2004.

Mr. Polistuk retired from Celestica on February 27, 2004. In 2004, Celestica accrued an aggregate of $741,261 for the purpose of providing pension, retirement or similar benefits for him.

During the year ended December 31, 2004, Celestica accrued an aggregate of $1,009,995 to provide pension benefits to Messrs. Delaney, Puppi, MaGee, Suri and Polistuk pursuant to the Canadian Pension Plan. No other amounts were set aside during the year ended December 31, 2004 for the purpose of providing pension, retirement or similar benefits for Messrs. Delaney, Puppi, MaGee, Suri and Polistuk.

During the year ended December 31, 2004, Celestica contributed $24,600 in the aggregate to the U.S. Plan for the benefit of Messrs. Delaney and Kawaye. Except as described above, no other amounts were set aside or accrued by Celestica during the year ended December 31, 2004 for the purpose of providing pension, retirement or similar benefits to Messrs. Delaney and Kawaye.

    Termination of Employment and Change in Control Arrangements
    with Named Executive Officers

At the end of 2004, each of the Named Executive Officers had employment agreements with Celestica. Except for continuing obligations with respect to confidentiality, non-competition and non-solicitation, Mr. Polistuk's employment agreement was no longer in effect at the end of 2004 because his employment terminated during the year.

Delaney, MaGee, Puppi and Suri

Each of the agreements with Messrs. Delaney, MaGee, Puppi and Suri provides that the executive is entitled to certain severance benefits if, within three years of a change in control of Celestica, he is terminated without cause or resigns for reasons specified in the contract. The amount of the severance payment for each executive is equal to three times his annual base salary and annual target bonus, together with a portion of his target bonus for the year pro-rated to the date of termination. The 2004 annual base salary and 2004 annual target bonus for each of these executives is as follows:

	2004 Base Salary	2004 Target Bonus

Mr. Delaney	550,000	550,000

Mr. Puppi	604,978	483,983

Mr. MaGee	604,978	483,983

Mr. Suri	374,150	188,192

In addition, the contracts provide for a cash settlement to cover benefits that would otherwise be payable during the severance period and the continuation of pension contributions or, in Mr. Puppi's case, a credit for years of service up to June 1, 2010 under Celestica's Canadian Pension Plan. Mr. Delaney is entitled to a payment to make him whole for any United States excise tax payable by him if his severance benefits constitute parachute payments within the meaning of the U.S. Tax Code.

Options or rights granted pursuant to Celestica's equity incentive plans vest upon change of control and options or rights subject to performance conditions vest at the median level of performance.

In the absence of a change of control of Celestica, upon termination without cause or resignation for reasons specified in the contract, each executive is entitled, in lieu of two years' notice (or three years in Mr. Delaney's case), to payments and benefits that are substantially similar to those provided following termination after a change in control, except that there is no accelerated vesting of options or rights and, in the case of Messrs. MaGee, Puppi and Suri, Celestica's obligations regarding lump sum payments, the continuation of benefits plans and contributions to or continuation of pension and retirement plans is for the two-year period following termination.

Quek and Kawaye

Celestica entered into employment agreements with Messrs. Quek and Kawaye at the time Celestica acquired IMS International Manufacturing Services Limited in 1998.

Each of the contracts provides that upon termination of the executive without cause, or upon resignation of the executive for reasons specified in the contract, the executive is entitled to receive his monthly salary for a period of 36 months following the date of termination, together with a bonus amount based on average bonus received over the previous three years. The 2004 annual base salary and the 3-year average bonus paid for the three years 2002 – 2004 for these executives is as follows:

	2004 Base Salary	3-Year Average Bonus

Mr. Quek	390,000	223,810

Mr. Kawaye	300,000	243,303

The payments shall be reduced by an amount equal to a portion of any replacement earnings earned during that period. Each executive is also entitled to receive a cash settlement to cover benefits that would otherwise be payable during the two-year period following termination.

Under the terms of Celestica's general employment guidelines for executives, which guidelines may be amended at the Board's discretion, options or rights granted pursuant to Celestica's equity incentive plans vest upon change of control. The terms and conditions of options or rights subject to performance conditions stipulate that they will vest at the median level of performance upon a change of control.

    Securities Authorized for Issuance Under Equity Compensation Plans

Plan Category			Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (#)		Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Securities Remaining Available for Future Issuance Under Equity Compensation Plans(1) (#)

Equity Compensation Plans Approved by Securityholders	ESPO		2,466,490		$5.32	0

	IMS		666,645		$5.39	0

	Primetech		48,951		$79.00	0

	MSL		1,656,309		$17.55	0

	LTIP (Options	)	20,907,061		$31.02/C$48.19	5,085,520

	LTIP (RSUs	)	672,500		$16.90	1,327,500

	Total:		26,417,956		$24.61/C$48.19	6,413,000

Equity Compensation Plans Not Approved by Securityholders			1,527,149	(2)	$14.86/C$18.00	N/A

Total			27,945,105			6,413,000

(1)
Excluding securities that may be issued upon exercise of outstanding options, warrants and rights.

(2)
These represent RSUs and PSUs granted under the CSUP as described on page 20 of this Circular.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

As at February 25, 2005, no officers of Celestica were indebted to the Corporation in connection with the purchase of Subordinate Voting Shares. The amount outstanding during 2004 represented a guarantee of indebtedness by the Corporation and included indebtedness to the Corporation for interest accrued on such guaranteed indebtedness. The security for each of the guaranteed amounts was the purchased Subordinate Voting Shares. The last such arrangement was entered into in July 2000 and no further such arrangements are permitted.

The following table sets forth details of such indebtedness of senior executives of Celestica.

Name and Principal Position	Involvement of Company	Largest Amount Outstanding During 2004(1) ($)	Amount Outstanding As At February 25, 2005 ($)	Financially Assisted Securities Purchases During 2004 (#)	Security for Indebtedness	Amount Forgiven During 2004 ($)

J. Marvin MaGee President Toronto, Ontario	Guarantor	190,464	0	0	SVS	0

Daniel P. Shea Senior Vice President and Group General Manager Toronto, Ontario	Guarantor	344,421	0	0	SVS	0

Rahul Suri Senior Vice President, Corporate Development Toronto, Ontario	Guarantor(2)	1,431,166	0	0	SVS	0

(1)
All amounts are shown in US dollars converted, where necessary, from Canadian dollars at an exchange rate of US$1.00 = C$1.3017.

(2)
The guarantee was in respect of a share loan, the interest for which is owed directly to Celestica.

No securities were purchased by any director or officer during 2004 with the financial assistance of Celestica. Other than as described above, no director, officer or executive was indebted to Celestica in connection with securities purchase programs during the fiscal year ended December 31, 2004.

DIRECTORS' AND OFFICERS' INDEMNIFICATION AND LIABILITY INSURANCE

Celestica and certain of its subsidiaries have entered into indemnification agreements with certain of the directors and officers of Celestica and its subsidiaries. These agreements generally provide that Celestica or the subsidiary of Celestica which is a party to the agreement, as applicable, will indemnify the director or officer in question (including his or her heirs and legal representatives) against all costs, charges and expenses incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of such corporation or a subsidiary thereof, provided that (a) he or she has acted honestly and in good faith with a view to the best interests of the corporation, and (b) in the case of a criminal or administrative proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.

Celestica participates in an umbrella insurance coverage program which benefits all Onex group companies. This policy, which was renewed on November 29, 2004 for a 12-month period, provides for aggregate coverage of $90 million. The policy protects directors and officers against liability incurred by them while acting in their capacities as directors and officers of Celestica and its subsidiaries. Coverage under this policy is available to all Onex group companies on a first-come basis to the aggregate amount of coverage. Celestica also purchases supplemental insurance coverage which benefits Celestica only. This policy provides for Celestica-specific coverage in the event that capacity available under the Onex group companies umbrella policy has been exhausted. This policy provides aggregate coverage of $35 million for a 12-month period commencing November 29, 2004. Celestica's cost for these policies is approximately $3 million. Limits available under the policy are in excess of a self-retention or deductible of $10 million for each loss or claim.

INTEREST OF INFORMED PERSONS IN CERTAIN TRANSACTIONS

Celestica has not entered into any transactions with informed persons during 2004 and, other than the arrangement described below, Celestica does not have any such arrangements in place with such persons. "Informed persons" include directors and executive officers of Celestica and its subsidiaries and shareholders holding or having control over more than 10% of Celestica's voting securities and any associates or affiliates of such persons. Celestica and Onex are parties to an Amended and Restated Management Services Agreement dated July 1, 2003 (the "Agreement") under which Onex has agreed to provide certain strategic planning, financial and support services to Celestica of such nature as Celestica may reasonably request from time to time having regard to Onex's experience, expertise and personnel or the personnel of its subsidiaries, as the case may be. Celestica has agreed to pay Onex certain fees under the Agreement, including a base fee and a performance incentive fee, if any. The base fee is equal to approximately $500,000 per year, increasing after two years to $1 million per year. The incentive fee payable in any year is tied to Celestica's performance. The Agreement also provides that if Celestica uses Onex management personnel to provide investment banking or financial advice in connection with any acquisition, Onex will be entitled to receive fees consistent, in the determination of the Board of Directors of Celestica, with fees typically paid for financial advice in such circumstances to investment bankers or other expert advisors at arm's length to Celestica. The Agreement terminates on December 31, 2008, subject to automatic termination 30 days after the first day upon which Onex ceases to hold at least one Multiple Voting Share. In the event of a change in control of Celestica, Onex is entitled to receive an amount equal to the difference between $10 million and the aggregate amount of base fees and incentive fees paid to Onex during the term of the Agreement, and no further base or incentive fees are payable thereafter. During 2004, Celestica paid to Onex management and investment banking fees of approximately US$683,000. The payment obligations under the Agreement are not considered to be material to either Celestica or Onex.

CORPORATE GOVERNANCE PRACTICES

At Celestica, we remain committed to the highest standards of corporate governance in all aspects of our decision-making processes. Celestica's Board of Directors has put into place systems and procedures that support independent, thoughtful and informed decisions. As governance regulation has evolved over the past several years, Celestica has been committed to adapting its practices to reflect changing standards. Today, Celestica meets and often exceeds not only corporate governance legal requirements in Canada and the United States, but also the best practices recommended by securities regulators. Celestica is listed on the NYSE and, although it is not required to comply with all of the NYSE corporate governance requirements to which it would be subject if it were a U.S. corporation, Celestica has aligned its governance practices with all of those requirements.

Since the beginning of 2004, Celestica has introduced a number of changes to its governance practices in response to evolving standards. These changes include:

  •
  appointment of an independent director as Chairman

  •
  Compensation and Governance Committees comprised solely of independent directors

  •
  performance evaluations of Board, individual directors and CEO facilitated by independent third party

  •
  shareholder voting for individual directors, rather than for a slate of directors

  •
  elimination of stock options for directors in favour of deferred share units

  •
  introduction of stock ownership requirements for Celestica's directors

  •
  introduction of stock ownership requirements for Celestica's CEO

  •
  de-emphasis of stock options as an element of compensation and wide use of performance-based equity awards

Celestica's Board is charged with responsibility for the oversight of Celestica's management team. All of Celestica's directors have significant business experience and have invested personally in Celestica through direct stock ownership and/or holdings of DSUs. It is expected that each of the directors will attend the Meeting. The Chairman of the Board and of each of the Committees will be pleased to answer questions from Celestica's shareholders.

STATEMENT OF CORPORATE GOVERNANCE

The Toronto Stock Exchange (the "TSX") requires that the Corporation disclose, on an annual basis, its approach to corporate governance with specific reference to the TSX Guidelines on Corporate Governance (the "TSX Guidelines"). It is expected that the Canadian Securities Regulators will introduce National Policy 58-201 and National Instrument 58-101 (the "CSA Governance Requirements"), which will replace the TSX Guidelines. The disclosure set out in tabular form in Schedule B beginning on page B-1 reflects both the TSX Guidelines and the CSA Governance Requirements, in the form in which they were released for comment.

PERFORMANCE GRAPH

The Subordinate Voting Shares of the Corporation have been listed and posted for trading under the symbol "CLS" on the TSX and the NYSE since June 30, 1998. In 2004, the trading symbol on the TSX was amended to CLS.SV. The following chart compares the cumulative total shareholder return of $100 invested in Subordinate Voting Shares of the Corporation on December 31, 1998 with the cumulative total shareholder return of the S&P/TSX Composite Index(1) for the period December 31, 1999 to December 31, 2004.

(1)
The TSE 300 Index was replaced by the S&P/TSX Composite Index on May 1, 2002. The historical values of the TSE 300 Index and the S&P/TSX Composite Index are identical for the period in question.

OTHER MATTERS

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted upon such matters in accordance with the best judgment of the person voting the proxy.

REQUESTS FOR DOCUMENTS

Celestica's financial information is contained in its comparative financial statements and Management's Discussion and Analysis for the fiscal year ended December 31, 2004. Additional information about Celestica is available on SEDAR at www.sedar.com.

Celestica will provide to any person, upon request to the Secretary of the Corporation, the following documents:

  (a)
  one copy of the latest annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated therein by reference;

  (b)
  one copy of the comparative financial statements of the Corporation for the year ended December 31, 2004, together with the accompanying report of the auditor, and one copy of any interim financial statements of the Corporation subsequent thereto; and

  (c)
  the Corporation's Management Information Circular for its last annual meeting of shareholders.

CERTIFICATE

The contents of this Circular and the sending thereof to the shareholders of the Corporation have been approved by the Board of Directors.

Toronto, Ontario, March 4, 2005.

By Order of the Board of Directors

Elizabeth L. DelBianco Senior Vice President, Chief Legal Officer and Corporate Secretary

SCHEDULE A

    RESOLUTION APPROVING OPTION EXCHANGE PROGRAM
    AND LONG-TERM INCENTIVE PLAN AMENDMENTS

BE IT RESOLVED THAT:

1.            the option exchange program, as described in the Management Information Circular, which will permit eligible holders of eligible options granted under the Celestica Inc. Long-Term Incentive Plan (the "LTIP") and the Acquisition Plans assumed in connection with Celestica Inc.'s acquisition of Manufacturers' Services Limited (collectively, the "MSL Plans") to elect, in accordance with the terms of the program, to exchange such options for a cash payment, is hereby approved;

2.            the amendment to the terms of the LTIP, as described in the Management Information Circular, to limit the maximum aggregate number of Options, Rights and Performance Units (each as defined in the LTIP) that may be granted annually under the LTIP to 1.2% of the outstanding Multiple Voting Shares and Subordinate Voting Shares of Celestica Inc. from time to time, prohibit the granting of Options to directors and prohibit the repricing of Options is hereby approved; and

3.            any one officer or director of the Corporation is hereby authorized and directed to do all such acts and things and execute (whether under the corporate seal of the Corporation or otherwise) and deliver for, on behalf of or in the name of the Corporation all such documents, instruments and agreements as he or she may in his or her absolute discretion determine to be necessary or desirable to carry out the intention of the foregoing provisions of this resolution, the doing of all such acts and things and the execution of all such documents, instruments and agreements being conclusive evidence of such determination.

A-1

SCHEDULE B

    STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation's statement of corporate governance practices is set out below.

Disclosure Requirement	Celestica's Practices
Celestica's Board of Directors
A majority of our directors are independent
A majority of our directors are independent. Independence has been determined in the case of each director on the basis of whether that director has any relationship (other than as a director of Celestica) with Celestica, any of Celestica's subsidiaries or with Onex Corporation (which holds 79.3% of the voting rights attaching to shares of Celestica).

Messrs. Crandall Etherington Love, Szuluk and Tapscott are independent for all purposes described above. Mr. Schwartz and Dr. Melman are shareholders, officers and/or directors of Onex and are therefore not independent.

The independent directors are also "unrelated" both from Celestica and Onex for the purposes of the TSX Guidelines. The Board believes that the number of directors who are unrelated to both Celestica and Onex (being five of seven directors) fairly reflects the investment in Celestica of shareholders other than Onex.

The members of our Board are experienced directors	Celestica benefits from the experience many of its directors gain from serving on boards of other public companies. A list of the other public company boards on which each of our directors serves is included as part of the biographical information provided about each director under Information Relating to Our Directors — Election of Directors on page 5 of this Circular. The companies represent a cross-range of industries in both the United States and Canada.

The independent directors meet in camera as part of each Board meeting	The independent directors meet separately as part of every Board meeting. Mr. Crandall, the Chairman of the Board, presides at all such meetings. In 2004, the independent directors met seven times in these in camera sessions.

Our Chairman is independent	Mr. Crandall is the Chairman of the Board and is an independent director. Celestica shareholders and other interested parties may communicate directly to the Chairman any concerns they have about Celestica. See the contact information under "How Can I Contact the Independent Directors and Non-Executive Chairman?" on page 3 of this Circular.

Disclosure Requirement	Celestica's Practices
Board Mandate

Our Board has approved a comprehensive mandate	The mandate of the Board of Directors is posted on our website at www.celestica.com. See Investor Relations/Corporate Governance.
Under the mandate, the Board of Directors has explicitly assumed stewardship responsibility for the Corporation as well as responsibility for the matters specifically set out in the TSX Guidelines.

Position Descriptions

Our Board has adopted position descriptions for the Board and each Committee	The Board has approved position descriptions for: • the Chairman of the Board • the Chairman of each Committee of the Board

These position descriptions are posted on our website at www.celestica.com. See Investor Relations/Corporate Governance. The Chairman of the Board and of each Committee is available to respond to questions from shareholders at Celestica's annual meeting.

There is a position description in place for the CEO	The Board has approved a position description for the CEO. This position description is posted on our website at www.celestica.com. See Investor Relations/Corporate Governance.

The Board requires management to obtain the Board's approval for all significant decisions, including major financings, acquisitions, dispositions, budgets and capital expenditures. The Board expects management to keep it aware of the Corporation's performance and events affecting the Corporation's business, including opportunities in the marketplace and adverse or position developments. The Board remains responsible for any matter that has not been delegated to senior management or to a committee of directors.

Orientation and Continuing Education

New directors receive a comprehensive orientation	The Corporation's orientation program helps new directors contribute effectively to the work of the Board as soon as possible. As part of this program, new directors receive written materials on Celestica's structure, organization, current priorities and issues that have been considered by the Board. New directors also attend meetings with the Chairman and key executives and receive presentations from senior management on all aspects of the Corporation's business. Through this orientation program, new directors have the opportunity to become familiar with the operations and culture of the organization.

All directors participate in an ongoing education program	Through the Board's continuing education program, directors are provided with information about Celestica's business and industry through management presentations, analyst reports and regular business updates from the CEO. Celestica also provides each director with a membership in the National Association of Corporate Directors to keep them up to date on the role of an effective Board member and help them stay in touch with issues of common interest to all directors.

Disclosure Requirement	Celestica's Practices
Ethical Business Conduct

The Board monitors compliance with our Business Conduct Governance Policy	Celestica's Business Conduct Governance Policy applies to all the Corporation's directors, officers and employees. In addition, Celestica's CEO, senior finance officers and all personnel in the finance area are subject to Celestica's Finance Code of Business Conduct. Both of these codes can be found on Celestica's website at www.celestica.com. See Investor Relations/Corporate Governance.

Managers are required to review the Policy with their employees each year and all managers above a designated level are required to certify compliance with the Policy annually. The Policy requires ethical behaviour from employees and encourages employees to report breaches of the Policy to their manager. From the time that Celestica was established as a separate public company, it has always provided a mechanism whereby employees could report unethical behaviour on an anonymous basis. In 2004, the Corporation launched the Celestica Ethics Hotline which provides another method for employees in every jurisdiction in the world to report unethical conduct, on an anonymous basis if they so choose. In addition, as part of its written mandate, the Board has adopted as a minimum standard that directors must demonstrate integrity and high ethical standards. The mandate also requires the Board, to the extent feasible, to satisfy itself as to the integrity of the Corporation's CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization.
The Board receives regular reports on compliance with the Business Conduct Governance Policy.

How the Board would deal with a conflict of interest if it arose	The Corporation has no contracts or other arrangements in place in which any of its directors or officers has a material interest and does not anticipate entering into any such arrangement. If any such arrangement were to arise, it would first be considered by the Audit Committee and approved by the Board of Directors (in each case, without the participation of the director who had the material interest in question).

Celestica and Onex are parties to an Amended and Restated Management Services Agreement which is described in detail on page 32 of this Circular. The Agreement is not material to either corporation. Any amendments to this agreement would be approved by the Celestica board without the participation of Mr. Schwartz or Dr. Melman.

Disclosure Requirement	Celestica's Practices
Audit Committee

Our Audit Committee is fully independent and operates pursuant to a comprehensive mandate	The mandate for the Audit Committee includes responsibility for reviewing the Corporation's quarterly and annual financial statements and management's discussion and analysis and for monitoring the Corporation's internal control procedures. As contemplated in its mandate, the Audit Committee meets regularly with the Corporation's external auditors without management being present. All members are independent directors. The Audit Committee mandate is posted on our website at www.celestica.com. See Investor Relations/Corporate Governance.

Under the Canadian securities laws and the listing requirements of the NYSE, each member of the Audit Committee must be financially literate. The Board of Directors adopted the definition of "financially literate" as set out under Canadian securities laws. Under that definition, it has determined that all members of the Audit Committee are financially literate, since each member has the ability to read and understand a balance sheet, an income statement, a cash flow statement and notes attached thereto that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Corporation's balance sheet, income statement, cash flow statement and notes attached thereto.

The NYSE also requires at least one member of the Audit Committee to have accounting or related financial management expertise, as interpreted by the Board of Directors in its business judgment. The Board of Directors has considered the extensive financial experience of each of Mr. Crandall and Mr. Etherington, including their respective experience serving as the Chief Financial Officer of a large U.S. and/or Canadian organization, and has determined that each of them is an audit committee financial expert within the meaning of the U.S. Sarbanes-Oxley Act of 2002. For the purposes of the NYSE listing requirements, an audit committee financial expert is presumed to have accounting or related financial management expertise.

Mr. Crandall serves on the Corporation's Audit Committee as well as on the audit committees of three other public companies. The Board is satisfied not only that this fact does not impair Mr. Crandall's effectiveness on the Corporation's Audit Committee, but that the experience he gains through exposure to the issues facing audit committees in other public companies enhances his effectiveness.

Disclosure Requirement	Celestica's Practices
Nomination of Directors

Our process for recruiting new directors	There are currently no plans to recruit new directors. However, recognizing that new directors are periodically required, the Nominating and Corporate Governance Committee maintains a matrix of the competencies and skills each existing director possesses for the purpose of identifying any gaps and determining the skill set of a potential director that it believes would best suit Celestica. This has helped the Committee develop several profiles of individuals whose background and skills would complement those of the existing directors. The Committee is developing an evergreen list of candidates from which it could draw when it is appropriate to consider new candidates for election to the Board.

The Nominating and Corporate Governance Committee is a fully independent committee of the Board. The mandate of the Committee is posted on our website at www.celestica.com. See Investor Relations/Corporate Governance.
The Committee is responsible for:
• developing and recommending governance guidelines for Celestica (and to recommend changes to those guidelines)
• identifying individuals qualified to become members of the Board and
• recommending director nominees to be put before the shareholders at each annual meeting.

The Committee and its Chairman are appointed annually by the Board. As part of each meeting, Committee members meet without any member of management present. The Committee has the authority to retain and compensate any consultants and advisors it considers necessary to fulfill its mandate.

Compensation

How we set compensation for our directors and officers	In setting the compensation of Celestica's officers, the Compensation Committee targets a median level of compensation for each component in the officer's compensation package (base salary, annual incentives, long-term incentives and benefits) compared to a group of companies in closely-related industries. For more detail on the philosophy and approach adopted by the Compensation Committee, see the Report on Executive Compensation on page 17 of this Circular.

Director compensation is set by the Board on the recommendation of the Compensation Committee and in accordance with director compensation guidelines established by the Nominating and Corporate Governance Committee. The Compensation Committee retains an independent compensation consultant to provide it with market advice. The Board feels that the remuneration paid to directors is appropriate in light of the time commitment and risks and responsibilities involved.

Disclosure Requirement	Celestica's Practices
Our Compensation Committee is fully independent	The Board has a fully independent Compensation Committee (currently comprised of William Etherington (Chairman), Robert Crandall, Charles Szuluk and Don Tapscott). The Committee's responsibilities include:
	•	reviewing and recommending to the Board compensation of the CEO
	•	recommending to the Board non-CEO compensation, incentive-based plans and equity-based plans
	•	producing compensation disclosure in public documents, including the Committee's annual report on executive compensation, which is included in the Corporation's information (proxy) circular.
The Committee considers matters within its mandate and makes recommendations to the full Board. The independent directors approve the CEO's compensation. The Committee and its Chairman are appointed annually by the Board. As part of each meeting, Committee members meet without any member of management present. The Committee has the authority to retain and compensate any consultants and advisors it considers necessary. The Committee has retained an independent compensation consultant to assist in the discharge of its mandate.

Other Board Committees

Other Board Committees	The following is a list of Celestica Board committees:
	•	Audit Committee
	•	Nominating and Corporate Governance Committee
	•	Audit Committee
	•	Executive Committee

Executive Committee	The purpose of the Executive Committee is to provide a degree of flexibility and ability to respond to time-sensitive matters where it is impractical to call a meeting of the full Board. The Committee reviews such matters and makes such recommendations thereon to the Board as it considers appropriate, including matters designated by the Board as requiring Committee review. Members of the Committee also meet approximately once a month on an informal basis to review and stay informed about current business issues. The Board is briefed on these issues at their regularly scheduled meetings or, if the matter is material, between regularly scheduled meetings.
No decision of the Committee shall be effective until it is approved or ratified by the Board.

Disclosure Requirement	Celestica's Practices
Board, Committee and Director Assessments

Assessment	The Board of Directors of Celestica has retained an external advisor to assist in Board evaluation for each of the last two years. The evaluation process involved a careful examination of the Board of its role, objectives, and relationship with management. Each director and member of the executive management team was given the opportunity to contribute individually and independently during a one-on-one interview with the external advisor. The aggregated input was then used to provide feedback to each of the full Board, committees, the Board Chair, individual directors and the CEO.

Feedback on Board performance from all directors and members of the executive management team was gathered by the external advisor using a combination of survey and interview methods. The external advisor then analyzed that feedback and presented it to the Board. Consideration was given to prioritizing areas of performance in which the Board decided it could add further value to the business and support to the executive management team. The results of the evaluation, and feedback on the evaluation process itself, are integrated into the next year's Board evaluation cycle.

Outside Advisors	Each director has the authority to retain external advisors with the approval of the Chair of the Nominating and Corporate Governance Committee. Fees and expenses relating to the retention of such advisors are pre-approved by the Chair of the Corporate Governance Committee and paid by the Corporation.

QuickLinks

INVITATION TO SHAREHOLDERS
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF CELESTICA
MANAGEMENT INFORMATION CIRCULAR